UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-232887 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Half Yearly Financial Report 2020

Santander UK plc

Important information for readers
Santander UK plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2020 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK plc
Half Yearly Financial Report 2020
	Contents

	Chief Executive Officer's review	2
	Financial overview	3
	Operating environment and stakeholder update	5
	Financial review	7
	Risk review	14
	Financial statements	50
	Shareholder information	72
Santander UK plc 1

> Chief Executive Officer’s review
Chief Executive Officer’s review
Nathan Bostock commented
“The Covid-19 crisis has been a huge challenge for all of us and our top priority throughout has been the welfare of our people, our customers and the communities in which we operate. I am extremely proud of how our people have worked at extraordinary pace to substantially change the way we operate so we can continue to provide essential banking services for all our customers, despite the material impact the crisis has had on our business operations and our colleagues themselves. We understand how hard it has been for our customers and we have supported many thousands of individuals and businesses with a range of measures including payment holidays on mortgages, personal loans and credit cards as well as taking an active part in Government loan schemes to help businesses through these uncertain times.”
“Having quickly and successfully adapted our operating model as the crisis developed, we have created a safe working environment with more flexibility for our colleagues – I am incredibly grateful for how they have worked tirelessly in recent months to support one another, our customers and communities.”
“Decisive management actions have helped us to mitigate some of the impact this crisis could have had on our results and business operations and ensure we are well positioned as the UK emerges from the lockdown. With strong foundations and a resilient balance sheet, we remain fully committed to our purpose – to help people and businesses prosper."
Our H120 results and business performance were materially impacted by Covid-19
Statutory profit before tax of £147m was down 74% year-on-year. Our results included £376m of impairment charges, up from £69m in H119, largely due to Covid-19 as well as related income pressure. Income was impacted by H120 base rate reductions and regulatory changes to overdraft income, partially offset by the 50bps 1I2I3 current account repricing effective in May 2020. We continued to focus on cost management and operating expenses were down 1% year on year through realised efficiency savings. Loan loss allowances were up c37% from 31 December 2019 although the portfolio performance remains resilient with low write-offs.
Supporting our customers and looking after our people and communities remains our top priority
We have been working closely with our customers who took a payment holiday to understand their individual situations and help them resume payments. Approvals for the various business interruption loans(1) exceeded £3.2bn through government lending schemes for our business and corporate customers. We enhanced our remote working capability for our people so they could continue to work productively and with greater flexibility. We also supported Banco Santander's global programme 'Santander All. Together. Now.', with a £7.5m charitable donation for Covid-19 research, hardship funds and community activities and to support the most vulnerable.
Confident in the resilience of our balance sheet with prudent approach to risk, liquidity and cautious business growth
Our approach to risk is prudent, demonstrated by our focus on prime retail mortgage lending with an average LTV: 42% as well as a relatively limited exposure to unsecured retail (c2% of customer loans). Our corporate loan portfolio of £25.4bn (2019: £22.3bn) with reduced CRE exposure over recent years, and diversified sector profile leaves us well positioned. Our CET1 capital ratio increased to 14.7% (2019: 14.3%), with significant buffers above regulatory minimums following changes announced by the PRA in response to the crisis. Our LCR of 147% (2019: 142%) remained very good, with strong deposit growth driving an improved funding gap.
Transforming and actively managing the business
Our multi-year transformation programme continued, with £203m investment and c£150m of savings to date. We are evaluating learnings from the Covid-19 crisis, including accelerated customer digital adoption, property strategy, streamlined governance and processes with a renewed focus on digitalisation, automation and restructuring initiatives. We have a well-positioned balance sheet with c.90% of our loan portfolio secured with collateral, a cautious approach to growth in retail unsecured and an ambitious transformation programme.
Board changes
As announced on 7 August 2020, Shriti Vadera will leave Santander UK on 31 October 2020. She will be succeeded by William Vereker who will join the Board on 1 October 2020 and take over as Non-Executive Chair on 1 November 2020.
Looking ahead
The impact of the Covid-19 crisis has been unprecedented and, as a result, the operating environment remains highly uncertain, both in the UK and globally. This will undoubtedly put pressure on bank returns for the foreseeable future despite the significant support programmes introduced by the UK authorities. Further uncertainty remains with regard to the outcome of current negotiations regarding the UK’s future trading position following its departure from the EU.
Despite these challenges, we have long held a cautious approach to risk and our focus on prime residential mortgages, low appetite for growth in unsecured lending and deleveraged commercial real estate exposure leaves us prudently positioned. The way we have quickly and effectively handled the developing Covid-19 crisis gives us confidence in evaluating and applying those learnings while transforming the bank for success.

Nathan Bostock
Chief Executive Officer

(1) Includes the Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS). See pages 23 and 31 for details.
2 Santander UK plc

> Financial Overview
Financial overview
Duke Dayal commented
"Our results for the first six months of 2020 have been significantly affected by the impact of the Covid-19 crisis. While we have yet to see a material change in write-offs, we did increase our provisions for expected credit losses by £318m or 37% since 31 December 2019 to £1,181m. We have also seen an adverse impact on income with variable assets repricing immediately following the two base rate cuts this year, while deposit repricing lags."
"Despite these pressures, and the highly uncertain operating environment, I believe our strong balance sheet and good credit quality should stand us in good stead. Our loan portfolios are 90% secured overall and benefit from a focus on prime UK mortgage lending. Our exposure to unsecured retail lending is fairly limited, at 2% of our customer balance sheet, and we have deleveraged our commercial real estate portfolio over recent years. These lead to greater resiliency which we anticipate should allow us to experience lower losses through the cycle - as repeatedly demonstrated by our performance in the Bank of England stress tests."
"Our capital position has improved - CET1 capital ratio remains above regulatory thresholds. Our liquidity position has also strengthened in the last six months. Consumer spending has been lower during lockdown and, as a consequence our deposits have increased, improving our commercial funding gap."
"One of the key features of this crisis compared to the annual Bank of England stress test has been the scale and scope of the response by the UK authorities. This response includes a wide range of measures to deal with both the health and economic crises. Along with the rest of the banking sector, we have supported these measures and played our part in keeping the financial system running smoothly, while helping our customers access essential banking services, payment holidays and lending through a number of different government-supported schemes."
"Going forward we will focus on continuing to support our customers and the ongoing transformation of our business which, together with learnings from the last six months, should improve returns over the medium-term."
Our results and business operations were materially impacted by Covid-19

	30 June 2020	30 June 2019
Income statement highlights	£m	£m
Net interest income	1,554	1,668
Non-interest income(1)	322	453
Total operating income	1,876	2,121
Operating expenses before credit impairment losses, provisions and charges	(1,245)	(1,257)
Credit impairment losses	(376)	(69)
Provisions for other liabilities and charges	(68)	(206)
Total operating credit impairment losses, provisions and charges	(444)	(275)
Profit before tax	187	589
Tax on profit	(48)	(170)
Profit after tax	139	419
(1) Comprised of Net fee and commission income and Net trading and other income.

Profit before tax was down 68% to £187m due to the factors outlined below. By income statement line item, the movements were:
Net interest income was down 7%, largely impacted by the immediate repricing of assets following the base rate cut, lower back book mortgage margins and £1.9bn of SVR attrition (H119: £2.1bn), partially offset by the 50bps repricing on the 1I2I3 current account £55bn portfolio effective in May 2020.
Non-interest income was down 29%, with significantly lower banking and transaction fees in our retail business largely due to expected reductions following the implementation of regulatory changes to overdraft income as well as the Covid-19 crisis impact.
Operating expenses before credit impairment losses, provisions and charges were down 1%, with efficiency savings, lower transformation programme spend and bonus accrual, partially offset by higher IT costs, staff expenses and increased site cleaning as a result of Covid-19.
Credit impairment losses were up £307m to £376m. This includes £267m arising from changes to economic scenarios and weights, the staging reclassification under IFRS 9 of certain loans following an in-depth sectoral review and the treatment of payment holidays. Excluding the effects outlined above, portfolio performance remains resilient with low write-offs and only a few single name corporate cases.
Provisions for other liabilities and charges were down 67% to £68m, largely due to lower H120 transformation programme charges, the absence of an additional PPI charge and a release of other conduct provisions related to the sale of interest rate derivatives (IRD). This was partially offset by a previously reported provision in our Retail Banking business for breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges.
Tax on profit decreased £122m to £48m, as a result of lower taxable profits in H120.
A resilient balance sheet, well-positioned for the crisis

	30 June 2020	31 December 2019
	£bn	£bn
Customer loans	209.2	205.0
- of which retail mortgages	167.4	165.4
- of which consumer (auto) finance and unsecured lending	8.0	7.7
- of which corporates	25.4	22.3
Customer deposits	179.3	171.7

Customer loans increased £4.2bn, with a £4.5bn increase in Retail Banking, largely due to the take-up of BBLS by business banking customers and participation in other Covid-19 related government schemes by corporate customers. Unsecured retail lending fell £0.8bn due to lower consumer spending during lockdown.
Santander UK plc 3

2020 Half Yearly Financial Report
Customer deposits increased £7.6bn, with £6.0bn growth in Retail Banking as consumer spending fell during the Covid-19 lockdown period and as business banking customers deposited BBLS funds with us. Corporate deposits increased £2.0bn as businesses focused on active liquidity management.

	30 June 2020	31 December 2019
Capital and funding	£bn	£bn
CET1 capital	10.6	10.4
Risk-weighted assets	72.2	72.6
CET1 capital ratio	14.7%	14.3%
Total wholesale funding and AT1	68.6	67.4
- of which with a residual maturity of less than one year	28.0	22.5

	30 June 2020	31 December 2019
Liquidity	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	147%	142%
LCR eligible liquidity pool	47.8	42.0

CET1 capital increased to £10.6bn, with ongoing capital accretion through retained profits and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These improvements were partially offset by adverse market driven movements in the defined pension schemes.
CET1 capital ratio increased 40 basis points to 14.7% with a 4.0% buffer to Maximum Distributable Amount (MDA) restrictions.
Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 17 basis points to the CET1 ratio. The majority of the benefit came through the implementation of the RWA reduction factors for certain Small and Medium-sized Enterprise (SME) and infrastructure exposures.
The PRA announced in May 2020 that they would be converting Pillar 2A capital requirements from RWA percentage to nominal amount at a future point. As at 30 June 2020 our P2A capital requirement remained with an RWA percentage based element.
As previously announced, quarterly or interim dividend payments and share buybacks on ordinary shares have been suspended until the year end when the Board will decide on 2020 dividend policy.
Total wholesale funding increased with issuance of £4.6bn, including £0.6bn MREL eligible senior unsecured downstreamed from Santander UK Group Holdings plc and £4.0bn of core funding, consisting of covered bonds and senior unsecured, issued from Santander UK plc.
We have £10.8bn outstanding under the 2016 Term Funding Scheme (TFS) and £2.2bn outstanding under the new Term Funding Scheme with additional benefits for SMEs (TFSME).
LCR at 147% reflects our prudent approach in an uncertain operating environment and is significantly above regulatory requirements.
Maintaining a cautious outlook
We expect our net mortgage lending to be in line with the market, as we continue to focus on customer service and retention. Through our participation in the various government schemes, such as BBLS and CBILS, we continue to support our business and corporate customers and expect growth in this segment to be broadly in line with our market share while improving returns in this business. Lower spending and active liquidity management by our customers have significantly increased deposit balances which we expect to gradually return to more normalised levels.
We expect liability margin improvement from the 1I2I3 Current Account interest rate changes in May 2020 and August 2020, down 50bps and 40bps respectively. Furthermore, the implementation of regulatory changes regarding the high cost of credit will also increase net interest income, partially mitigating the impact of H120 asset repricing, continued SVR attrition and mortgage back book margin pressure.
We expect operating expenses to continue their downward trend, predominantly driven by transformation programme cost savings, as well as lower programme spend and bonus accrual, both part of our Covid-19 response.
Credit impairment charge outlook remains highly uncertain. For example, a more severe economic outturn than forecast, with a significant rise in unemployment after the government support schemes wind down, could increase our credit impairment losses.
Duke Dayal
Chief Financial Officer

4 Santander UK plc

> Financial Overview
Operating environment and stakeholder update

The operating environment deteriorated significantly as a result of the Covid-19 pandemic
The operating environment deteriorated dramatically in 2020 with the unprecedented impact of the Covid-19 crisis on the UK and global economies.
The extent of the economic downturn and future recovery path remain highly uncertain despite the significant support by the UK authorities. Further uncertainty remains with regard to the UK’s future trading relationship with the EU. These are reflected in our economic scenarios for ECL purposes, which capture a wide range of possible outcomes, including a second Covid-19 wave and resulting lockdown, making us cautious in our outlook.
Our base case, including for ECL purposes, assumes that the UK economy will experience a short, sharp recession in H120 and a slow recovery for the rest of the year and into 2021, driven by the gradual easing of lockdown restrictions and a return to more normalised trading conditions.
The UK authorities have taken unprecedented actions to support the economy
The Covid-19 pandemic spread rapidly during the first quarter of 2020 and urgent measures affecting all aspects of society and the economy were rapidly introduced to limit the spread and impact on the economy. The UK authorities introduced a wide-ranging programme of regulatory, monetary and fiscal measures which were larger than at any other time in recent history and outweighed those taken during the global financial crisis.
In particular, a number of measures have had a material impact on both banks' customers and shareholder returns. Early in the crisis, payment holidays and then the furlough scheme were introduced to keep people in employment and to act as a bridge for their personal finances, which has curtailed loan losses. Keeping people in employment helped businesses to be ready for recovery but they also needed a bridge to support their financial position during lockdown which was provided through a number of government-backed, bank lending schemes. Further support to the economy came through two base rate cuts and these together with direct support for the financial system through the Bank of England TFSME ensured the availability of low cost funding to support bank lending to the real economy, which was very important given the low rate environment and change in the credit cycle.
Our top priority is to support our customers and look after our people and communities
The financial sector has had to change how it operates in an incredibly short period of time – showing what can be done when the sector, government and regulators work together to the same goal. We have worked closely with all our stakeholders, alongside our parent, to demonstrate that banks can be an important part of the solution to this crisis.

Customers
The pandemic has changed how we work and how we serve our customers. We have played a central role in providing critical support to our customers and businesses, and by extension to the UK economy as the Treasury and Bank of England have sought to insulate the country as best they can from the effects of the lockdown.
Despite some localised staff shortages in our branch network and contact centres we have continued to support customers throughout lockdown. As restrictions eased, branch openings and hours have been gradually extended. During lockdown, branch staff provided additional support for customers remotely, through live chat, inbound and outbound calls. Our live chat and chatbot services proved essential during the Covid-19 outbreak, enabling us to deal with a significant increase in non-branch customer enquires. Monthly volumes of live chat and chatbot services in June 2020 were more than 16 times greater than in January 2020. We asked most of our office-based colleagues to work from home in late March 2020, which allowed us to offer a consistent and reliable service for our customers and continue to provide essential banking services.
In common with other banks we have also offered customers affected by the crisis extensive support, including more than 320,000 payments holidays across mortgages and consumer (auto) finance and other unsecured products. In addition, late payment fees on credit cards were waived and an interest free buffer was provided for overdraft customers. We also suspended all property possession orders for a three-month period. With reduced branch access during lockdown, we also introduced interactive virtual scam awareness events, an alternative way of reaching and continuing to support our customers. We have also provided support to our business and corporate customers through the government's BBL, CBIL and CLBIL schemes. Most notable of these has been the take up of the BBL with £2.9bn of lending all with a 100% government guarantee.
Whilst introducing the various schemes to help customers and businesses presented operational challenges for everyone in the sector, it showed how we were determined to go above and beyond in order to deliver the help that our customers and businesses needed in a relatively short period of time. This response has encouraged us to look at how we work in the future – not just in terms of physical locations, but our ability to make decisions quickly, empower our colleagues to implement their ideas and find the most effective and efficient way to get things done for our customers.
People
In just a number of weeks, we leveraged enhanced remote working capability for our people to continue to work productively and with greater flexibility. For colleagues who became home-based, we introduced a process to provide them with additional equipment where required. We know that childcare was a challenge for many of our people during this period so we committed to be as flexible as possible to find the best solution for our people and the business. We also committed to continue to pay contracted hours as normal during the period of the pandemic, including throughout any periods of self-isolation. We did not utilise any government funds through the furlough scheme.
For our people who continued to work in our branches and offices, we complied with all the Government’s workplace Covid-19 guidance and supplemented these with additional protocols that have worked well in other countries in which Banco Santander operates. These included providing personal protective equipment as well as additional ATM and counter screening, signage, queue barriers and sanitising gel for colleagues and customers. A daily survey is in place to guide each colleague on whether to travel to work and temperature checking is in place for those who work in an office or branch.
We have also had to look at how we communicate with our people, as well as our customers. Ensuring that we retain that sense of purpose across the business, without the usual rhythms of how we used to work and interact, such as face-to-face meetings, talking over a coffee or popping out for lunch. The challenge for leaders has been to maintain a consistent dialogue with our colleagues throughout so they still feel part of the business and part of the ongoing discussion about what is next for them and for our business.
We provide wellbeing support to our people across four pillars: Physical, Mental, Financial and Social, coordinated through an online hub. We supplemented the wellbeing hub to help our people deal with additional Covid-19 related matters including the challenges of working from home and access to live chat with psychologists for mental health issues. We want to ensure our colleagues maintain positive wellbeing each day at work, and at home, and ensure that anyone who needs it can find the right support for them at the right time. We are extremely proud of all our people for their ongoing support and dedication. To recognise their contribution and to say thank you, we made an exceptional payment to front-line colleagues who directly supported our customers throughout the initial crisis period.

Santander UK plc 5

2020 Half Yearly Financial Report
Communities
In March 2020, the Santander Foundation announced a £1m donation to Age UK and Alzheimer’s Society to support some of the most vulnerable people in the community. The funding allowed both charities to continue providing vital support as they faced urgent demands for resources as the Covid-19 crisis unfolded. Age UK and Alzheimer’s Society have a long history of helping vulnerable people in the community and the donation will go towards both existing and new initiatives launched to support those who are now at even greater risk of isolation.
We also doubled the available time that our people can volunteer during work time, from 35 hours to 70 hours in 2020. This enables our people to dedicate time to our charity partners, community groups as well as the NHS volunteering appeal. We launched 'QuaranTea', a new initiative to help colleagues to make a difference to people in our communities. Activities include making phone calls to isolated people to have an informal chat and leaflet drops to connect the vulnerable to available help in the community. For every one of our people that participates, the Santander Foundation will donate £1,000, to be split equally between Alzheimer's Society and Age UK, up to a maximum of £1m in total.
Through Santander Universities, we’ve provided £4.5m of funding to our 85 university partners to support their array of initiatives to contribute to the national effort to combat the outbreak of Covid-19. We repurposed and provided additional funding to ensure immediate support was available to alleviate health and educational challenges for students and universities caused by the crisis.
We made Santander Cycles rental-free for critical and key workers to make travelling to work safer for those who had to travel in London. At the end of June 2020 over 27,000 free hire codes had been used for journeys on Santander Cycles in London.
Banco Santander have established a global aid programme, called 'Santander All. Together. Now.', which includes a fund of at least EUR 25m for medical equipment and supplies, liquidity facilities for businesses, and payment holidays to lessen the economic impact of the coronavirus. As part of our support for this programme we made charitable donations via Santander UK and the Santander Foundation of £7.5m for Covid-19 research, hardship funds and community activities and to support the most vulnerable.

Shareholders
The Covid-19 crisis had a material impact on shareholder returns through increased credit impairment losses as we built provisions to cover higher expected credit losses. While the situation remains highly uncertain, the level of future losses will benefit from our prudent approach to risk, with c90% of our loan portfolio secured as well as our cautious approach to growth in consumer lending and CRE over recent years.
Income has also been affected by the crisis through lower lending volumes, as most activity ceased during the lockdown, and the reduction in the base rate. These pressures are likely to be somewhat offset by lower funding rates through TFSME which provides bank funding at close to base rate and the 1I2I3 Current Account interest rate reductions in May and August 2020.
In line with other UK banks, we have also announced that we will not pay quarterly or interim dividends, or make share buybacks on ordinary shares until the end of 2020. We have reduced our 2020 bonus accrual, although we made a one-off exceptional payment to our front-line people to say thank you for their efforts in supporting our customers during the crisis.
Despite the pressures on returns we remain strongly capitalised with CET1 growing 20bps in the first six months of 2020, with ongoing capital accretion through retained profits and in part benefitting by no ordinary dividend being paid in the period. In addition, changes announced by the PRA in March and July 2020 had the effect of increasing our Minimum Distributable Amount headroom by c2.3% compared to our expected December 2020 position. As part of the Bank of England Interim Financial Stability Report (May 2020), the PRA developed a desktop stress scenario, which had less of an impact on the core banking system than their 2019 Annual Cyclical Scenario (ACS), where our CET1 drawdown was the lowest across UK banks.
As part of our wider response to the Covid-19 crisis, and to support the increase in remote working, we amended a small number of internal controls to maintain the integrity of our control environment. We also conducted a control review of the product processes related to Government Covid-19 initiatives alongside close monitoring of operational risk incidents. To minimise the impact of the additional pressures on our systems we also implemented a temporary freeze on system changes for all non-Covid-19 related changes.
Principal risks and uncertainties
A description of our principal risks and uncertainties for the remaining six months of the financial year is set out in the Risk overview section of the Risk review, including a discussion of how the relevant risks and uncertainties have changed since our 2019 Annual Report on Form 20-F (the 2019 Annual Report) was published.

6 Santander UK plc

2020 Half Yearly Financial Report | Financial review

Financial review
	Contents
	Income statement review	8
	Summarised Consolidated Income Statement	8
	Profit before tax by segment	9
	Balance sheet review	10
	Summarised Consolidated Balance Sheet	10
	Customer balances	12
	Capital and funding	13
	Liquidity	13

Santander UK plc 7

Strategic report	Financial review	Risk review	Financial statements	Shareholder information

Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Net interest income	1,554	1,668
Non-interest income(1)	322	453
Total operating income	1,876	2,121
Operating expenses before credit impairment losses, provisions and charges	(1,245)	(1,257)
Credit impairment losses	(376)	(69)
Provisions for other liabilities and charges	(68)	(206)
Total operating credit impairment losses, provisions and charges	(444)	(275)
Profit before tax	187	589
Tax on profit	(48)	(170)
Profit after tax	139	419

Attributable to:
Equity holders of the parent	128	410
Non- controlling interests	11	9
Profit after tax	139	419
(1)Comprised of Net fee and commission income and Net trading and other income.
A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H120 compared to H119
Profit before tax was down 68% to £187m due to the factors outlined below. By income statement line item, the movements were:
–Net interest income was down 7%, largely impacted by the immediate repricing of assets following the base rate cut, lower back book mortgage margins and £1.9bn of SVR attrition (H119: £2.1bn), partially offset by the 50bps repricing on the 1I2I3 current account £55bn portfolio effective in May 2020.
–Non-interest income was down 29%, with significantly lower banking and transaction fees in our retail business largely due to expected reductions following the implementation of regulatory changes to overdraft income as well as the Covid-19 crisis impact.
–Operating expenses before credit impairment losses, provisions and charges were down 1%, with efficiency savings, lower transformation programme spend and bonus accrual, partially offset by higher IT costs, staff expenses and increased site cleaning as a result of Covid-19.
–Credit impairment losses were up £307m to £376m. This includes £267m arising from changes to economic scenarios and weights, the staging reclassification under IFRS 9 of certain loans following an in-depth sectoral review and the treatment of payment holidays. Excluding the effects outlined above, portfolio performance remains resilient with low write-offs and only a few single name corporate cases.
–Provisions for other liabilities and charges were down 67% to £68m, largely due to lower H120 transformation programme charges, the absence of an additional PPI charge and a release of other conduct provisions related to the sale of interest rate derivatives (IRD). This was partially offset by a previously reported provision in our Retail Banking business for breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges.
–Tax on profit decreased £122m to £48m, as a result of lower taxable profits in H120.
8 Santander UK plc

2020 Half Yearly Financial Report | Financial review
PROFIT BEFORE TAX BY SEGMENT
The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements.

Half year to	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
30 June 2020	£m	£m	£m	£m	£m
Net interest income/(expense)	1,393	150	26	(15)	1,554
Non-interest income(1)	235	40	28	19	322
Total operating income	1,628	190	54	4	1,876
Operating expenses before credit impairment losses, provisions and charges	(1,010)	(134)	(62)	(39)	(1,245)
Credit impairment losses	(247)	(106)	(12)	(11)	(376)
Provisions for other liabilities and (charges)/releases	(56)	3	(4)	(11)	(68)
Total operating credit impairment losses, provisions and charges	(303)	(103)	(16)	(22)	(444)
Profit/(loss) before tax	315	(47)	(24)	(57)	187

Half year to
30 June 2019
Net interest income/(expense)	1,465	189	32	(18)	1,668
Non-interest income(1)	353	38	47	15	453
Total operating income/(expense)	1,818	227	79	(3)	2,121
Operating expenses before credit impairment losses, provisions and charges	(1,011)	(138)	(83)	(25)	(1,257)
Credit impairment (losses)/releases	(63)	(9)	4	(1)	(69)
Provisions for other liabilities and charges	(95)	(1)	(11)	(99)	(206)
Total operating credit impairment losses, provisions and charges	(158)	(10)	(7)	(100)	(275)
Profit/(loss) before tax	649	79	(11)	(128)	589
Comprised of Net fee and commission income and Net trading and other income.

H120 compared to H119

For Retail Banking, profit before tax decreased 51%, with an increase in credit impairment charges largely due to Covid-19. In addition, income was impacted by reduced banking and transaction fees as a result of regulatory changes to overdrafts, as well as the effects of the base rate reductions on asset repricing, which were partially offset by the 1I2I3 current account repricing in early May 2020.
For Corporate & Commercial Banking, loss before tax of £47m, with an increase in credit impairment charges largely due to Covid-19, as well as a few single name exposures. Net interest income was impacted by the asset repricing effects of the base rate reductions.
For Corporate & Investment Banking, loss before tax increased to £24m, with lower income and higher credit impairment charges largely due to Covid-19, partially offset by lower operating expenses, driven by transformation programme efficiencies.
For Corporate Centre, loss before tax decreased £71m, largely due to lower transformation programme charges as activity slowed temporarily during lockdown. Our structural hedge position has remained stable at c£98bn, with an average duration of c2.4 years.
Santander UK plc 9

Strategic report	Financial review	Risk review	Financial statements	Shareholder information

Balance sheet review
SUMMARISED CONSOLIDATED BALANCE SHEET

	30 June 2020	31 December 2019
	£m	£m
Assets
Cash and balances at central banks	30,276	21,180
Financial assets at fair value through profit or loss	5,469	3,702
Financial assets at amortised cost	241,767	239,834
Financial assets at fair value through other comprehensive income	10,338	9,747
Interest in other entities	127	117
Property, plant and equipment	1,819	1,967
Retirement benefit assets	521	669
Tax, intangibles and other assets	5,391	4,486
Total assets	295,708	281,702
Liabilities
Financial liabilities at fair value through profit or loss	3,039	3,161
Financial liabilities at amortised cost	272,612	259,179
Retirement benefit obligations	402	280
Tax, other liabilities and provisions	3,456	3,065
Total liabilities	279,509	265,685
Equity
Total shareholders’ equity	16,029	15,857
Non-controlling interests	170	160
Total equity	16,199	16,017
Total liabilities and equity	295,708	281,702
A more detailed Consolidated Balance Sheet is contained in the Condensed Consolidated Interim Financial Statements.
30 June 2020 compared to 31 December 2019

Assets
Cash and balances at central banks
Cash and balances at central banks increased by 43% to £30,276m at 30 June 2020 (2019: £21,180m). This was mainly driven by cash inflows from higher customer deposits, the drawdown of TFSME funding and normal liquidity management, partially offset by increased Retail Banking customer lending.
Financial assets at fair value through profit or loss:
Financial assets at fair value through profit or loss increased by 48% to £5,469m at 30 June 2020 (2019: £3,702m), mainly due to mark to market increases in exchange rate hedging derivatives, reflecting sterling foreign exchange movements.
Financial assets at amortised cost:
Financial assets at amortised cost increased by 1% to £241,767m at 30 June 2020 (2019: £239,834m):
–Customer loans increased £4.2bn, with a £4.5bn increase in Retail Banking, largely due to the take-up of BBLS by business banking customers and participation in other Covid-19 related government schemes by corporate customers. Unsecured retail lending fell £0.8bn due to lower consumer spending during lockdown.
–Other financial assets at amortised cost decreased by £2.2bn mainly due to the sale of UK Government securities.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income increased by 6% to £10,338m at 30 June 2020 (2019: £9,747m) as part of normal liquid asset portfolio management.
Property, plant and equipment
Property, plant and equipment decreased by 8% to £1,819m at 30 June 2020 (2019: £1,967m) reflecting freehold and leasehold property sales and lower contract hire sales.
Retirement benefit assets
Retirement benefit assets decreased by 22% to £521m at 30 June 2020 (2019: £669m), due to a decrease in the overall accounting surplus of the Santander (UK) Group Pension Scheme (the Scheme). This was principally due to a decrease in the discount rate in the period due to falling corporate bond yields which increased the value of liabilities in the Scheme and reflected the unprecedented uncertainty created by Covid-19. This was partially offset by a rise in overall asset values.
Tax, intangibles and other assets
Tax, intangibles and other assets increased by 20% to £5,391m at 30 June 2020 (2019: £4,486m), mainly due to changes in interest rates impacting the macro hedge of interest rate risk.

10 Santander UK plc

2020 Half Yearly Financial Report | Financial review
Liabilities
Financial liabilities at amortised cost
Financial liabilities at amortised cost increased by 5% to £272,612m at 30 June 2020 (2019: £259,179m). This was mainly due to:
–Customer deposits increased, with £6.0bn growth in Retail Banking as consumer spending fell during the Covid-19 lockdown period and as business banking customers deposited BBLS funds with us. Corporate deposits increased £2.0bn as businesses focused on active liquidity management.
–Deposits by banks increased, reflecting £2.2bn of funding received through TFSME, as well as £1.7bn additional amounts deposited as collateral.
–Repurchase agreements – non trading increasing by £2.5bn reflecting normal liquidity management.
–Subordinated liabilities reduced by £0.3bn following the repurchase of certain subordinated liabilities as part of ongoing liability management exercises.
Retirement benefit obligations
Retirement benefit obligations increased by 44% to £402m at 30 June 2020 (2019: £280m), due to a decrease in the overall accounting surplus of the Santander (UK) Group Pension Scheme (the Scheme). This was principally due to a decrease in the discount rate in the period due to falling corporate bond yields which increased the value of liabilities in the Scheme and reflected the unprecedented uncertainty created by Covid-19. This was partially offset by a rise in overall asset values.
Equity
Total shareholders’ equity
Total shareholders’ equity increased by 1% to £16,029m at 30 June 2020 (2019: £15,857m). This was principally due to increases in the cash flow hedging reserve and the profit after tax for the period, partially offset by downward defined benefit pension remeasurements.
Santander UK plc 11

Strategic report	Financial review	Risk review	Financial statements	Shareholder information

CUSTOMER BALANCES
Consolidated

	30 June 2020	31 December 2019
	£bn	£bn
Customer loans	209.2	205.0
Other assets	86.5	76.7
Total assets	295.7	281.7
Customer deposits	179.3	171.7
Total wholesale funding	66.4	65.2
Other liabilities	33.8	28.7
Total liabilities	279.5	265.6
Shareholders' equity	16.0	15.9
Non-controlling interest	0.2	0.2
Total liabilities and equity	295.7	281.7

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.
30 June 2020 compared to 31 December 2019
–Customer loans increased £4.2bn, with a £4.5bn increase in Retail Banking, largely due to the take-up of BBLS by business banking customers and participation in other Covid-19 related government schemes by corporate customers. Unsecured retail lending fell £0.8bn due to lower consumer spending during lockdown.
–Customer deposits increased £7.6bn, with £6.0bn growth in Retail Banking as consumer spending fell during the Covid-19 lockdown period and as business banking customers deposited BBLS funds with us. Corporate deposits increased £2.0bn as businesses focused on active liquidity management.

Retail Banking

	30 June 2020	31 December 2019
	£bn	£bn
Mortgages	167.4	165.4
Business banking	4.8	1.8
Consumer (auto) finance	8.0	7.7
Other unsecured lending	4.7	5.5
Customer loans	184.9	180.4
Current accounts	71.8	68.7
Savings	57.5	57.2
Business banking accounts	15.8	12.9
Other retail products	6.0	6.3
Customer deposits	151.1	145.1

Corporate & Commercial Banking

	30 June 2020	31 December 2019
	£bn	£bn
Non-Commercial Real Estate trading businesses	11.7	11.2
Commercial Real Estate	4.9	5.1
Customer loans	16.6	16.3
Customer deposits	19.5	18.2

Corporate & Investment Banking

	30 June 2020	31 December 2019
	£bn	£bn
Customer loans	4.0	4.1
Customer deposits	6.8	6.1

Corporate Centre

	30 June 2020	31 December 2019
	£bn	£bn
Social Housing	3.2	3.6
Non-core	0.5	0.6
Customer loans	3.7	4.2

Customer deposits	1.9	2.3

12 Santander UK plc

2020 Half Yearly Financial Report | Financial review
Capital and funding

	30 June 2020	31 December 2019
	£bn	£bn
Capital
CET1 capital	10.6	10.4
Total qualifying regulatory capital	15.5	15.8
CET1 capital ratio	14.7%	14.3%
Total capital ratio	21.4%	21.7%
Risk-weighted assets	72.2	72.6
Funding
Total wholesale funding and AT1	68.6	67.4
- of which with a residual maturity of less than one year	28.0	22.5

Liquidity

	30 June 2020	31 December 2019
	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	147%	142%
LCR eligible liquidity pool	47.8	42.0

Further analysis of capital, funding and liquidity is included in the Capital risk and Liquidity risk sections of the Risk review.
30 June 2020 compared to 31 December 2019

–CET1 capital increased to £10.6bn, with ongoing capital accretion through retained profits and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These improvements were partially offset by adverse market driven movements in the defined pension schemes.
–CET1 capital ratio increased 40 basis points to 14.7% with a 4.0% buffer to Maximum Distributable Amount (MDA) restrictions.
–Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 17 basis points to the CET1 ratio. The majority of the benefit came through the implementation of the RWA reduction factors for certain Small and Medium-sized Enterprise (SME) and infrastructure exposures.
–The PRA announced in May 2020 that they would be converting Pillar 2A capital requirements from RWA percentage to nominal amount at a future point. As at 30 June 2020 our P2A capital requirement remained with an RWA percentage based element.
–As previously announced, quarterly or interim dividend payments and share buybacks on ordinary shares have been suspended until the year end when the Board will decide on 2020 dividend policy.
–Total wholesale funding increased with issuance of £4.6bn, including £0.6bn MREL eligible senior unsecured downstreamed from Santander UK Group Holdings plc and £4.0bn of core funding, consisting of covered bonds and senior unsecured, issued from Santander UK plc.
–We have £10.8bn outstanding under the 2016 Term Funding Scheme (TFS) and £2.2bn outstanding under the new Term Funding Scheme with additional benefits for SMEs (TFSME).
–LCR at 147% reflects our prudent approach in an uncertain operating environment and is significantly above regulatory requirements.

Santander UK plc 13

Strategic report	Financial review	Risk review	Financial statements	Shareholder information

Risk review
	Contents

	Risk overview	15
	Risk governance	17
	Credit risk	18
	Santander UK group level	18
	Retail Banking	33
	Other business segments	38
	Market risk	40
	Liquidity risk	41
	Capital risk	44
	Pension risk	46
	Conduct and regulatory risk	47
	Operational risk	48
	Other key risks	49

14 Santander UK plc

> Risk governance
Risk overview
All our activities involve identifying, assessing, managing and reporting risks. Sound risk management is at the centre of our day-to-day activities. It benefits our business and our customers by helping to ensure balanced and responsible growth.
Risk Types
Our key risk types help us define the risks to which we are exposed. For key risk type definitions, see ‘How we define risk’ on page 65 of the 2019 Annual Report. We set out below the main changes in our risk profile across H120 in terms of these key risk types.

Credit	Market (Banking market)	Capital	Pension
Stage 3 ratio (%)
30 June 2020: 1.23
31 December 2019: 1.15

Loan loss provisions were up £318m to £1,181m. This includes £267m arising from changes to economic scenarios and weights, the staging reclassification under IFRS 9 of certain loans following an in-depth review and the treatment of payment holidays.
Excluding the effects outlined above, portfolio performance remains resilient with low write-offs and only a few single names corporate cases.

NIM sensitivity +50 bps (£m)
30 June 2020: 62
31 December 2019: 99

The Santander UK plc group NIM sensitivity reduced in H120 largely due to further margin compression risk as a result of lower levels of the yield curve and growth in administered rate liability volumes,
The UK interest rate environment has remained low for a prolonged period. As a commercial bank we are positioned to benefit from rising rates, although the pace and scale of expected change will moderate any impact on income.

CET1 capital ratio (%)
30 June 2020: 14.7
31 December 2019: 14.3

CET1 capital ratio increased 40bps to 14.7%, with a 4.0p.p. buffer to Maximum Distributable Amount (MDA) restrictions.
CET1 capital increased to £10.6bn, with ongoing capital accretion through retained profits and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These improvements were partially offset by adverse market driven movements in the defined pension schemes.

Funded defined benefit pension
scheme accounting surplus (£m)
30 June 2020: 163
31 December 2019: 430

We continue to focus on achieving the right balance between risk and reward. In H120, overall asset returns were positive with strong performance from liability-matching assets (mainly bonds).
In H120, the pension fund surplus, measured on an accounting basis, decreased, largely as a result of a lower discount rate, resulting from falling corporate bond yields which increased the value of liabilities.

Conduct & Regulatory	Operational	Financial crime
Conduct provision (£m)
30 June 2020: 171
31 December 2019: 214

The remaining provision for PPI redress and related costs was £151m (2019: £189m). There were no additional provisions in H120. Cumulative complaints from the inception of the PPI complaints process to 30 June 2020, regardless of the likelihood of Santander UK incurring a liability, were 4.5m. This included c290,000 that were still being reviewed, which reflected the temporary scaling back of non-critical remediation activity as we focused on supporting our customers through the Covid-19 pandemic.
In H120, we continued to build on our progress in 2019 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular within the context of regulator and government driven Covid-19 initiatives.

Low operational risk losses (over £10,000, and excluding PPI)

In H120, we prioritised risk management of the need to deploy remote working rapidly for most of the bank’s workforce as a result of the Covid-19 pandemic. We also continued to focus on managing risks associated with cyber and with change initiatives, in the context of the continuing digital initiative and the rapid delivery of initiatives required to meet Government Covid-19 lending schemes. We are working on our strategy for developing our operational resilience.

£68m investment in financial crime enhancements planned for 2020, of which £28m has been spent in H120

In H120, we continued embedding our anti-financial crime strategy, policies, and training across the business. We also built upon promoting the Anti-Financial Crime (AFC) Strategy by embedding the Anti Financial Crime Culture across the bank through a defined framework.
We pro-actively identified potential risks posed by criminal exploitation of Government funding schemes, such as Bounce Back Loans and other Covid -19 related Government loans, and took mitigating actions.

Santander UK plc 15

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
TOP RISKS
A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model. In 2019, we identified our top risks as follows, and discussed them on page 6 of the 2019 Annual Report:
–Brexit
–Ring-fencing implementation
–Building and maintaining capital strength
–Pension risk
–Financial crime
–Managing a complex change agenda
–Cyber-attacks
–Conduct risks
–Third party risks.
We continue to pro-actively monitor and manage these risks through our various governance committees.
30 June 2020 compared to 31 December 2019
In H120, Government and Central Bank responses to Covid-19, including lending and financial stability measures and significant restrictions on people's movement, resulted in significant operational and financial impacts for the bank and its customers. Consequently, we introduced two new top risks, (i) Coronavirus first order impacts and (ii) Cost and Revenue pressures.

–Coronavirus first order impacts: we are yet to see the full impacts of the economic contraction in H120, as new arrears levels have been suppressed in particular by the effects of payment holidays in our retail and consumer businesses; financial support for our business customers from Bounce Back loans; and the furlough scheme which has mitigated unemployment in the short-term. We expect arrears volumes will increase more significantly later in the year. We have made modest adjustments to our lending policies, which we continue to review. We have taken actions, including customer contact and profiling, which will help us to understand which customers will be in a position to resume payments once the payment holiday arrangements expire, and those who might need additional short or longer term support. Credit losses are also an important risk in our corporate lending business, where we are seeing stress in sectors such as consumer, hospitality, and travel, together with commercial real estate particularly with retail sector tenants. Our Commercial Clients and Corporate and Commercial Business have processed a large volume of credit support measures such as payment holidays and we have supported our customers via the various government lending schemes. These measures and schemes have significantly cushioned the impact of Covid-19 for our customers but Stage 3 loans are expected to increased materially throughout this year. Our relationship teams support clients whilst retaining a focus on risk control, with ongoing individual client engagement plans particularly as government schemes start to unwind and lending schemes are scheduled to cease availability. We are proactively managing the impacts on our Non-financial risk profile arising from changes to products and processes from the introduction of the government's support schemes. We have implemented additional controls as we have proven the ability for a significant proportion of our office-based staff to work remotely. We continue to focus on investing in, and enhancing our business continuity plans, to ensure operational stability through wider remote working. We are also on heightened alert with respect to any potential cyber activity, particularly as global cyber threat levels remain elevated.

–Revenue and cost pressures: Covid-19 has already had a detrimental impact upon our financial performance in H120. We have assessed the likely full adverse effects during 2020 under IFRS 9, however it is too early to know the overall outcome. We have been updating our IFRS 9 scenarios and assessing the impacts as more data becomes available on the severity and duration of the crisis, including the potential for a sustained second wave outbreak. Gross domestic product, unemployment, house prices and base rate are key components affecting expected credit losses. Our loan loss allowances have increased by c.37% since the year ended 31 December 2019. We currently assume that the mortgage lending market will remain flat in 2020, with both borrower demand and house prices lower than long-term trend levels. The cut in base rate to 10bps from 75bps will, if sustained, provide further challenges to net interest income management over our plan period. The Covid-19 crisis also had an impact on our expenses, including higher IT costs, remote network, staff expenses, mail outs and increased site cleaning. These expenses were identified as being incurred as a direct result of Covid-19 actions as the crisis emerged.We continue to focus on cost management and driving cost savings predominantly through the impacts of our transformation programme.

The more notable movements in our other top risks across the period were as follows:
–Brexit: our Brexit planning considers the risk of a ‘no deal’ scenario, with limited time remaining to negotiate a free trade agreement, and currently no agreement in place to extend the status quo transition period beyond the year end. The plans we developed previously remain relevant and we are reviewing them in the light of possible Covid-19 impacts. In the event of ‘no trade deal’ there could be additional downside risks to the UK economy, which we have reflected in stress scenarios that we run across our business plans. Overall, we are focused on remaining operationally ready and ensuring that we have mitigated any residual legal and regulatory risks that might arise in 2021. Our customer business with EEA residents and legal entities domiciled in the EEA is not material as we are a UK-focused business. Our Brexit Working Group, chaired by the CFO, and comprised of representatives from across the business and support functions, co-ordinates planning across the business. Oversight is provided by the Board, Board Risk Committee and Senior Management Committee.

–Conduct risk: the implementation of various government sponsored lending schemes such as CBILS, CLBILS and BBLS carries both conduct and reputational risks. We have put in place a robust process to provide assurance that risks are being managed and actions monitored across the various schemes, focused on ensuring fair customer outcomes, and a full review of all applications that are declined, decline appeals, and any scheme-related complaints. We along with the industry have been in close dialogue with HM Treasury and our regulators to ensure there is full transparency on the scheme rules and operational delivery.

–Pension risk: there has been substantial volatility in both the funding position and the IAS 19 accounting position in H120, with both being worse than the 2019 year-end position at 31 December 2019. The volatility of AA rated UK Corporate credit spreads has been a major driver of the accounting position which impacts capital. Equity and interest rate markets were also volatile as the crisis unfolded. The de-risking actions we have taken during the past two years, including executing various hedging strategies and strategic asset reallocation have reduced exposure to pro-cyclical assets and improved the fund's resilience.

–Building and maintaining capital strength: the CET1 capital ratio has increased since the year-end, with the CET1 capital base being impacted in H120 as a result of the volatility in the pension scheme valuation. Our CET1 capital forecasts for the year-end are expected to remain significantly in excess of the regulatory minimum and buffer levels.
16 Santander UK plc

> Risk governance
EMERGING RISKS
An emerging risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy. In 2019, we identified our emerging risks as follows, and discussed them on page 7 of the 2019 Annual Report:
–Changing customer behaviour
–Rapid technological change
–Strong market competition
–Demanding regulatory agenda
–Uncertain economic and geopolitical environment
–LIBOR transition
–Climate change risk.
We continue to pro-actively monitor and manage these risks, as well as other potential economic and geopolitical scenarios, through our various governance committees.
30 June 2020 compared to 31 December 2019
In H120, our existing emerging risks were also affected by the Covid-19 crisis. We have identified new emerging risks from Extended Government involvement in the banking industry; an Extended period of economic contraction; Negative interest rates; and High inflation.

The more notable movements in our previously-identified emerging risks across the period were as follows:

–Changing customer behaviour, Rapid technological change and Strong market competition: existing trends towards the use of digital platforms by our customers have accelerated following the Covid-19 outbreak. There is a continued focus on cost containment in the industry, and redesigning bank business models towards a more agile approach with reduced complexity and increased resilience under stress. Successful management of both transitory and transformational responses to the crisis may secure a longer-term competitive advantage. We are actively managing the business for recovery, with our multi-year transformation programme regaining momentum, including a renewed focus on investment in digitalisation, automation and restructuring initiatives. We are developing a new strategic model to apply our learnings from the crisis, including accelerated customer digital adoption, re-evaluation of our property strategy, and streamlining of governance and processes.

–Uncertain economic and geopolitical environment: we are monitoring the evolution of credit cycle risks, in particular due to Covid-19, which have the potential to result in a more sustained adverse impact on credit quality generally. Existing fragilities in the global financial system have been further exposed in H120, with elevated financial market volatility.

–Climate change risk: we reviewed the terms of reference for the Board Risk Committee and Responsible Banking Committee to reflect the consideration of climate-related issues. The CRO was identified as the relevant Senior Management Function holder for climate change. The Climate Change Working Group was also re-launched. We conducted a review of the appropriate sections of the Risk Framework, Risk Type Frameworks (in particular Credit and Operation Risk) and the Risk Appetite Statement to explicitly include climate-related risks.

In H120, we identified the following four new emerging risks:
–Extended Government involvement in the banking industry: a risk for banks to consider in developing future business models and plans, potentially impacting financial performance and investor perceptions. The government and central banks could face pressure to further extend the provision of special support to the economy.
–Extended period of economic contraction/deflation: certain factors could amplify downside risks to the economy. These include negative multiplier effects from the economic shock, such as delayed spending and investment; and a larger surge in business failures and unemployment than anticipated. Coupled with deflation and lower or negative rates, this could prove even more challenging for banks' profitability.

–High inflation: the injection of significant government and central bank stimulus will further elevate the UK’s sovereign debt levels. For the immediate future, Covid-19 is considered to be deflationary, but there are concerns that in the longer run higher inflation could emerge, which would be detrimental to the economy. We regularly run and review a range of economic stress scenarios across our business plans to ensure that we fully understand the impacts and any actions that we might need to take.

–Negative interest rates: recently, intermediate-term UK government securities have been trading with negative yields. A further rate cut to 0% may become necessary should other tools become exhausted in an extended period of economic contraction. This could result in operational and financial impacts upon the bank and its customers, and we have been revisiting our plans for operational and systems readiness.
Risk governance
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

30 June 2020 compared to 31 December 2019
There were no significant changes in our risk governance, including how we define risk and our key risk types, as described in the 2019 Annual Report.
Santander UK plc 17

2020 Half Yearly Financial Report| Risk review
Credit risk

Overview
Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.
In this section we begin by reviewing the latest forward-looking information used in our Expected Credit Loss (ECL) assessments. We then analyse our credit risk profile and performance at a Santander UK group level followed by Retail Banking, which is covered separately from our other business segments: Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre.
Key metrics Stage 3 ratio deteriorated slightly to 1.23% (2019: 1.15%). Loss allowances increased to £1,181m (2019: £863m). Average LTV of 62% (2019: 65%) on new mortgage lending.
Credit risk – Santander UK group level

Introduction
We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There have been no significant changes in the way we manage credit risk as described in the 2019 Annual Report.
We provide an update on the key changes to the inputs to our ECL model below.

Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the risk of a loss being incurred even when it is considered unlikely.

Multiple economic scenarios and probability weights
For all our portfolios, except CIB, we use five forward-looking economic scenarios. For H120, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes in the performance of the UK economy.
Base case
Two key assumptions underpin the base case. The first is that majority of the lockdown restrictions will have been lifted through June 2020 with the rest continuing throughout 2020. The second is that the UK negotiates some form of a limited trade deal with the EU along with discussions around trade continuing post 2020. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and we will continue to follow that approach particularly given that the advice government issues is subject to change in this fluid environment.

Base case key macroeconomic assumptions for H120
–House price growth: House price growth is forecast to decline by 6% for 2020 with growth returning in 2022, but remaining at the lower levels of house price growth seen over the last few years as the housing market recovers from the impact of the lockdown.

–GDP: GDP is forecast to decline by 9.5% in 2020 encompassing the fall in growth as a result of the lockdown measures put in place. Growth returns in Q3 2020 but at a weaker pace than might otherwise be expected due to the continuing uncertainty over the UK’s future trading relationship with the EU, with 2019 growth levels returning in early 2023.

–Unemployment rate: Unemployment is expected to peak in Q4 2020 at just over 9% as the furlough schemes come to an end. Unemployment remains at elevated levels compared to recent figures over the remaining forecast period.

–Bank of England Base Rate (Base Rate): For Bank of England base rate forecast, the base case currently assumes a flat profile of 10bps with a hike to 25bps at the beginning of 2024. This is based on the view that we have a limited trade deal by the end of 2020, with inflation expected to remain near target over the five year forecast period. The Monetary Policy Committee will wait to understand how the economy responds to the new economic environment before changing the Base Rate.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. This is reflected in an average growth expectation of 1.5% pa, the OBR’s latest estimate of the UK’s long run average growth rate.
We expect the low value of sterling to continue throughout 2020. However, we would expect some improvement if the economic data recovers more strongly than expected and there continues to be a constructive dialogue between the UK and the EU on agreeing additional terms of any trade deal.
CPI inflation is forecast to be below the 2% target rate in the initial forecast period but returning to target by the end. Nominal earnings growth will fall in 2020 before starting to recover in 2021. However, even with low inflation this will mean negative earnings growth in 2020 but return to positive real growth in 2021. This will then support household spending power as we move into 2022. However, the effect of limited business investment on growth will continue as firms look to repay debt that they have taken on due to the lockdown.
In summary, the base case assumes that activity starts to recover as the restrictions are lifted, but that progress will be tempered by the uncertainty of the trade negotiations.

18 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk
Key changes to our base case at 30 June 2020
The key changes to our base case assumptions in H120 were we lowered the GDP projection for 2020 reflecting the impact of Covid-19 and the uncertainty surrounding the outcome of trade negotiations with the EU; the unemployment rate across the 5 year forecast period is significantly higher to reflect the impact of Covid-19 on job creation; there is negative house price growth for 2020 and lower growth for 2021 to reflect the uncertainty caused by Covid-19; and there is a change to the Base Rate profile where it was cut to 0.10% in Q1 2020 then held flat to Q1 2024 when there is a rise to 0.25% and remains flat over the rest of the forecast period.
Other scenarios
Based on this revised base case, we have reviewed the suite of IFRS 9 scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) a return of Covid-19 and further lockdown measures being imposed; (ii) no trade deal being agreed with the EU by the end of 2020; (iii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iv) higher inflation; (v) hysteresis effects caused by higher and longer unemployment rates or higher and longer unemployment rate persisting increasing the natural rate of unemployment; (vi) a vaccine or treatments being developed at a quicker pace; and (vii) the global economy bouncing back more swiftly than expected.

In order to reflect these potential outcomes, for Q2 2020, it was decided to continue to use the base case and four additional scenarios, which management consider provide a range wide enough to reflect all of the above potential outcomes. However, given that the risks remain to the downside, to reflect these outcomes sufficiently, it was concluded that only one proposed upside scenario would be appropriate to encapsulate the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The four scenarios are as follows:
One upside scenario
All Q2 2020 scenarios reflect deterioration and a recession in 2020, although a modest upside scenario remains appropriate based on a more comprehensive Brexit trade deal being negotiated, or a vaccine or treatments being produced quicker than expected. In this scenario, GDP is expected to fall by c4% in 2020 but recover at a faster pace over the medium term. House prices remain relatively stable in 2020 despite a modest increase in unemployment and the Base Rate returns to pre-crisis levels by the end of 2022 as inflation returns to normal levels as consumer confidence and spending returns.
Three downside scenarios
A moderate ‘downside 1’ reflects a difference to the base case in how consumers and businesses respond to the changes required for re-opening from the lifting of restrictions with them adopting a more conservative return to spending and investing compared to the base case. It also reflects a moderate downturn that is less severe than the base case in terms of GDP for 2020, but reflects a material decrease in consumer demand in the housing market leading to significant downward price corrections over the next five years with a peak to trough of negative 19%. In terms of Brexit, it assumes no trade agreement initially, but with trade agreements with other countries being negotiated relatively quickly over the forecast period.

A severe ‘downside 2’ is severe downturn with a longer recovery needed (‘U’ shape) reflecting even more conservatism in terms of spending by consumers with the higher levels of unemployment and for businesses a slower return to profitability and so greater insolvencies. It retains a rising Base Rate profile to ensure there is a scenario which encapsulates rising inflation. As with Downside 1 and 3, the UK fails to agree a trade deal with the EU but it then takes many years to negotiate trade deals with other countries.
The final scenario is a Covid-19 stress scenario which has a double dip ‘W’ in terms of GDP, where a second lockdown is imposed to deal with the re-emergence of the virus in H2 2020 and a no trade deal with the EU. While the Base Rate remains low, house prices collapse by 30% peak to trough and unemployment peaks at 11.9% in 2020.

The table sets out the house price growth and unemployment rate for 2020 and 2021, and GDP and Base Rate for 2020-2022 for each of the five scenarios.

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
House price growth(1)	2020	(0.10)	(6.00)	(0.60)	(11.10)	(7.70)
	2021	(7.00)	0.50	(9.70)	(16.40)	(19.90)
GDP(2)	2020	(4.00)	(9.50)	(4.50)	(8.50)	(14.90)
	2021	(0.20)	5.80	(1.40)	(3.10)	0.80
	2022	4.00	3.00	2.60	3.80	3.50
Unemployment rate	2020	5.20	9.30	5.40	6.80	11.90
	2021	6.30	6.90	7.00	10.40	8.90
Bank of England base rate	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.10	0.10	1.00	0.10
	2022	0.75	0.10	0.10	2.00	0.10
1.Q4 annual growth rate.
2.GDP is shown as an annual average and all other data points are at 31 December in the year indicated.

Scenario weights
Given the change in scenarios for Q2 2020, we undertook a full review of the probability weights applied to the scenarios. The setting of probability weights needs to consider both the probability of the forecast economic scenarios occurring whilst ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support the initial assessment of how likely a scenario is to occur, we would typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment is that the extreme GDP forecasts for the downside scenarios all fall in the last percentile which results in all of the new downside scenarios attracting very low probability weights.
Given this issue, we performed a similar analysis on a more limited time period relating to the global financial crisis 2007-2012 as this was able to reflect better the current UK outlook. In this case, the base case 5 year compound annual growth rate (CAGR) sat in the middle of the distribution which is what is expected to occur. It also showed a ranking in terms of the weights to apply to the additional downside scenarios which, coupled with external survey data on
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the likelihoods of different scenarios occurring, was able to demonstrate that the downside 2 scenario should have a higher weighting than that of downside 3. To determine the upside weighting, we reviewed the weighting applied to the Q4 2019 upside scenarios and allocated the combined weighting of the two upside scenarios to the single upside.

The scenario weights we applied for 30 June 2020 and 31 December 2019 were:

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
30 June 2020	15	50	15	15	5

	Upside 2	Upside 1	Base Case	Downside 1	Downside 2
Scenario weights	%	%	%	%	%
31 December 2019	5	10	40	30	15

Our macroeconomic assumptions and their evolution throughout the forecast period for 30 June 2020 and 31 December 2019 were:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
30 June 2020		%	%	%	%	%
House price growth	5-year average increase/decrease	1.78	(0.04)	(3.65)	(5.47)	(5.59)
	Peak/(trough) (1) at	(7.89)	(6.02)	(16.95)	(33.00)	(29.77)
GDP	5-year average increase/decrease	0.82	0.43	(0.44)	(0.95)	(1.79)
	Cumulative growth/(fall) to peak/(trough) (2)	(5.88)	(18.86)	(6.94)	(12.76)	(21.58)
Unemployment rate	5-year end period	3.76	5.50	6.81	8.13	6.80
	Peak/(trough) at	6.47	9.30	7.02	10.35	11.90
Bank of England base rate	5-year end period	1.75	0.25	0.25	2.50	0.10
	Peak/(trough) at	1.75	0.25	0.25	3.00	0.10

		Upside 2	Upside 1	Base Case	Downside 1	Downside 2
31 December 2019		%	%	%	%	%
House price growth	5-year average increase/decrease	4.90	3.70	1.60	(1.20)	(9.30)
	Peak/(trough) at	8.10	5.80	2.00	(2.80)	(13.50)
GDP	5-year average increase/decrease	2.40	2.00	1.60	0.70	0.20
	Cumulative growth/(fall) to peak/(trough)	1.50	1.00	0.70	(1.10)	(5.60)
Unemployment rate	5-year end period	1.90	2.70	4.00	5.60	7.40
	Peak/(trough) at	1.88	2.73	4.10	5.64	7.84
Bank of England base rate	5-year end period	2.00	2.00	0.75	2.00	2.25
	Peak/(trough) at	2.00	2.00	0.75	2.00	3.00
(1)(Peak/(trough) refers to the peak that the variable will reach in the upside scenario and the trough that the variable will reach in the downside scenario.
(2)Cumulative growth/(fall) refers to the cumulative change from the last historical data point for GDP growth to the peak (for Upside scenarios) or to the trough (for Downside scenarios)

CIB portfolio

Scenario weights
For our CIB portfolios, to determine our initial scenario probability weights, we give the highest weight to the Base case. As set out above, the GDP path associated with the positive scenario is based on the distribution probability of GDP consistent with the symmetric percentile selected on the Downside. This allows us to maintain the asymmetry of the scenarios that has been introduced in the probabilities of distribution and to assign centred weights.
The scenario weights we applied to the scenarios for our CIB portfolio for 30 June 2020 and 31 December 2019 were:

	Upside	Base case	Downside
Scenario weights	%	%	%
30 June 2020	30	40	30
31 December 2019	30	40	30
For our CIB portfolios, we use three scenarios (Base case, Upside and Downside). We review our approach to check it is aligned with Banco Santander's to ensure consistent treatment of these large and/or international counterparties across the Banco Santander group. The Base case is also consistent with the one used in other work that Banco Santander performs for planning and stress testing purposes. To develop the Downside scenario, the path of GDP is calculated using the distribution probability of GDP estimated using a Monte Carlo simulation. The path used is the one that falls into a percentile that sits halfway between the baseline and global stress we use for our ICAAP. For the Upside, the distribution probability of GDP is again used, where the GDP path is consistent with the symmetric percentile selected on the Downside. This means that the scenarios maintain the asymmetry that comes with the probabilities of distribution.

Key changes to our forecasting approach
The scenarios used for the CIB portfolio for Q2 2020 reflect lockdowns as well as the substantive public support measures, and consider a potential rebound of the economy to the long-term trend. Our scenarios incorporate information covering at least one or more full economic cycles or that we otherwise adjust to avoid biases. This is in line with the ECB guidelines regarding the Covid-19 impact on provisions and the need to mitigate the volatility that this brings to provisions. This is different to how the UK scenarios outlined above have been modelled.
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Credit risk
Our macroeconomic assumptions and their evolution throughout the forecast period for our CIB portfolio for 30 June 2020 and 31 December 2019 were:

		Upside	Base case	Downside
GDP assumption		%	%	%
30 June 2020	5 year average increase/decrease	3.7	3.5	3.0
	Cumulative growth/(fall) to peak/(trough) (1)	0.3	(0.2)	(0.7)
	Long Run global growth scenario (2)		1.5
31 December 2019	5 year average increase/decrease	3.7	3.5	3.0
	Cumulative growth/(fall) to peak/(trough)	0.3	0.5	(1.2)
1.Cumulative growth/(fall) refers to the cumulative change from the last historical data point for GDP growth to the peak (for upside scenarios) or to the trough (for downside scenarios.)
2.The Long Run scenario is based on a long run view (rather than point in time), which is based on the ECB guidelines regarding the Covid-19 impact on the provisions and the need to avoid the volatility that this brings to provisions.

Sensitivity of ECL allowance
At 30 June 2020, the probability-weighted ECL allowance totalled £1,181m (2019: £863m), of which £1,118m (2019: £813m) related to exposures in Retail Banking, Corporate & Commercial Banking and Corporate Centre, and £63m (2019: £50m) related to exposures in Corporate & Investment Banking. The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

Scenario weights
The amounts shown in the tables below illustrate the ECL allowances that would have arisen had management applied a 100% weighting to each economic scenario. The allowances were calculated using a stage allocation appropriate to each economic scenario presented and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.
As described above, our CIB segment uses three forward-looking economic scenarios, whereas our other segments use five scenarios. In order to present a consolidated view in a single table, at 30 June 2020, the data for CIB in the table below presents the CIB Upside scenario in the Upside 1 column, the CIB Downside scenario in Downside 3 column, CIB Base scenario in the Downside 1 column, and interpolated data for CIB in the Base case and Downside 2 columns; At 31 December 2019, the data for CIB in the table below presents the CIB Upside scenario in the Upside 2 column, the CIB Downside scenario in the Downside 2 column, and interpolated data for CIB in the Upside 1 and Downside 1 columns.

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
30 June 2020	£m	£m	£m	£m	£m	£m
Exposure	325,825	325,825	325,825	325,825	325,825	325,825
Retail Banking	208,416	208,416	208,416	208,416	208,416	208,416
–of which mortgages	177,382	177,382	177,382	177,382	177,382	177,382
CCB	21,939	21,939	21,939	21,939	21,939	21,939
CIB	12,954	12,954	12,954	12,954	12,954	12,954
Corporate Centre	82,516	82,516	82,516	82,516	82,516	82,516

ECL	1,181	857	1,043	1,109	1,802	1,763
Retail Banking	762	583	677	710	1,262	1,048
–of which mortgages	286	175	197	270	725	446
CCB	334	242	310	323	420	549
CIB	63	16	35	54	92	129
Corporate Centre	22	16	21	22	28	37

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.7	4.6	5.3	4.8	13.1	8.3
Retail Banking	6.4	4.9	5.6	5.2	17.5	9.7
–of which mortgages	6.5	4.9	5.6	5.2	19.5	10.3
CCB	26.6	20.0	24.5	21.1	26.5	28.7
CIB	2.3	1.3	1.3	1.3	1.3	1.3
Corporate Centre	0.2	0.2	0.2	0.2	0.2	0.2
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	Weighted	Upside 2	Upside 1	Base Case	Downside 1	Downside 2
31 December 2019	£m	£m	£m	£m	£m	£m
Exposure	316,322	316,322	316,322	316,322	316,322	316,322
Retail Banking	206,479	206,479	206,479	206,479	206,479	206,479
–of which mortgages	178,788	178,788	178,788	178,788	178,788	178,788
CCB	21,855	21,855	21,855	21,855	21,855	21,855
CIB	13,456	13,456	13,456	13,456	13,456	13,456
Corporate Centre	74,532	74,532	74,532	74,532	74,532	74,532

ECL	863	640	680	726	855	1,541
Retail Banking	591	456	467	485	570	1,148
–of which mortgages	218	122	127	137	196	660
CCB	210	156	169	183	219	317
CIB	50	19	34	48	53	58
Corporate Centre	12	9	10	10	13	18

	%	%	%	%	%	%
Proportion of assets in Stage 2	3.7	2.7	2.7	2.7	3.1	6.6
Retail Banking	4.7	3.2	3.3	3.3	3.7	8.3
–of which mortgages	4.6	3.1	3.1	3.1	3.6	8.7
CCB	10.0	7.4	7.4	7.4	8.5	16.3
CIB	2.9	1.5	1.5	1.5	1.5	1.5
Corporate Centre	0.2	0.1	0.1	0.1	0.2	0.3

Changes to Stage 3 instruments are excluded from the disclosure because they are not specifically sensitive to changes in macroeconomic assumptions.
We have incorporated our post model adjustments into the sensitivity analysis.
HPI
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages of £286m at 30 June 2020 (2019 £218m) would have the most significant impact on the ECL allowance. The table below shows the impact on profit before tax of applying an immediate and permanent house price increase / decrease to our base case economic scenario, and assumes no changes to the staging allocation of exposures:

	Increase/decrease in house prices
Increase/(decrease) in profit before tax	+20%	+10%	-10%	-20%
	£m	£m	£m	£m
30 June 2020	35	21	(36)	(100)
31 December 2019	16	10	(16)	(43)

30 June 2020 compared to 31 December 2019
In response to the Covid-19 pandemic the economic forecasts were downgraded, with the Base Case becoming significantly worse, and the Upside 2 scenario being replaced with a specific Covid-19 'W' shaped severe downside, increasing ECLs and Stage 2 balances across the scenarios. Further increases have come from management actions taken outside the scenarios, which moved £5bn of the most impacted cases to Stage 2, further increasing losses. ECLs in the Covid- 19 'W' scenario are tempered by low Base Rate, keeping repayments low and allowing mortgage customers to more easily refinance.
In H120 Stage 2 exposures increased due to specific management actions taken in response to the Covid-19 pandemic, namely downgrading of future economic forecasts which increased the PDs across the bank triggering more accounts breach SICR rules to enter Stage 2, moving riskier balances of £1.6bn currently on payment holidays from Stage 1 to Stage 2 and moving £3.2bn assets of corporate clients most impacted by Covid-19 from Stage 1 to Stage 2. Increase in ECL balances were reflective of these actions.

Significant Increase in Credit Risk (SICR)
There have been no changes to the criteria that we use to identify where an exposure has significantly increased in credit risk as described in the 2019 Annual Report. However, as a result of Covid-19, we applied two new post model adjustments to reflect increases in credit risk for certain loans in H120:
–we applied a post model adjustment to transfer a proportion of Stage 1 loans into Stage 2 where our discussions with retail customers on a Covid-19 payment holiday established they are in longer-term financial difficulties. This was done on a collective basis through a customer contact exercise and customer data profiling; and
–following internal sector and counterparty assessments, we applied a post model adjustment to loans for some corporate and SME sectors and clients who have been severely impacted because of Covid-19 to transfer them from Stage 1 into Stage 2.

Management judgement applied in calculating ECL
IFRS 9 recognises that expert management judgement is an essential part of calculating ECL. Specifically, where the historical data that we use in our models does not reflect current or future expected conditions, or the data we have does not cover a sufficient period or is not robust enough. We discussed what we consider to be the significant management judgements in calculating ECL in the 2019 Annual Report, which are:
–Definition of default
–Forward-looking multiple economic scenarios
–Probability weights
–SICR thresholds
–Post Model Adjustments
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Credit risk
Post Model Adjustments (PMAs)
The most significant PMAs that we applied at 30 June 2020 and 31 December 2019 were:

	30 June 2020	31 December 2019
PMAs	£m	£m
Interest-only maturity default risk	61	51
Buy-to-Let	24	21
Long-term indeteminate arrears	23	19
12+ months in arrears	22	23
Corporate Covid-19 affected segments	52	—
Payment Holidays	38	—
See the 'Significant Increase in Credit Risk (SICR)' section for details on the last two PMAs in the table above.

Covid-19 Support measures
The Covid-19 crisis had a major impact on the UK and global economies in the first half of 2020. The UK Government’s fiscal interventions helped our customers to mitigate some of the adverse financial effects. However, levels of uncertainty and volatility increased significantly during the period and this led to a £318m increase in our ECL provisions.
Since March 2020, we have provided mortgage customers with initial payment holiday terms of up to three months. This was extended by a further three months for customers in need. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans and credit cards.
We participate in the UK Government's Coronavirus Loan Schemes:
–The Coronavirus Business Interruption Loan Scheme,
–The Bounce Back Loan Scheme, and
–The Coronavirus Large Business Interruption Loan Scheme.
The UK Government guarantees losses for amounts lent under these schemes, although losses are limited to 80% in the case of the CBILS and the CLBILS. As a result, ECL is not applied to BBLS but a 20% weighting is applied to the ECL for CBILS and CLBILS. The UK Government also pays interest on behalf of customers for the first twelve months under the CBILS and the BBLS, plus any lender-levied charges under the CBILS.
Customers who sought Covid-19 related support, including payment holidays, who were not the subject of any wider SICR triggers or who were otherwise assessed as having the ability in the medium term post-crisis to be viable and meet our risk appetite criteria, were not considered to have been granted forbearance. See section 'Significant Increase in Credit Risk (SICR)' above for more detail.
Interest income continues to be recognised during any payment holiday period. In the absence of any other credit risk indicators, the granting of a payment holiday does not evidence a SICR meaning the majority of customers affected have not been moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria. Such payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.
We continue to identify those customers for whom additional borrowing would require remedial action to return them to be within our risk appetite over the medium-term, as well as customers who were showing signs of financial stress before the Covid-19 crisis. Customers in either of these situations are considered to have been granted forbearance with exposures categorised as Stage 2 and subject to a lifetime ECL assessment.
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SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Rating distribution
The tables below show the credit rating of our most material financial assets to which the impairment requirements in IFRS 9 are applied. For more on the credit rating profiles of key portfolios, see the ‘Credit risk – Retail Banking’ and ‘Credit risk – other business segments’ sections. The Santander UK risk grade consists of eight grades for non–defaulted exposures ranging from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade used by Standard & Poor’s Ratings Services, see page 82 of the 2019 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
30 June 2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers ⁽²⁾	8.9	28.4	73.5	49.4	18.5	14.6	13.0	5.8	(1.1)	211.0
–Stage 1	8.9	28.4	73.1	47.3	13.9	7.5	6.3	5.7	(0.1)	191.0
–Stage 2	—	—	0.4	2.1	4.6	7.1	4.3	0.1	(0.6)	18.0
–Stage 3	—	—	—	—	—	—	2.4	—	(0.4)	2.0
Of which mortgages:	6.1	23.0	71.0	41.4	6.9	8.0	11.0	—	(0.3)	167.1
–Stage 1	6.1	23.0	70.6	39.5	4.4	4.8	5.8	—	—	154.2
–Stage 2	—	—	0.4	1.9	2.5	3.2	3.4	—	(0.2)	11.2
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7

ECL
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers ⁽²⁾	—	—	—	—	0.2	0.3	0.6	—		1.1
–Stage 1	—	—	—	—	0.1	0.0	—	—		0.1
–Stage 2	—	—	—	—	0.1	0.3	0.2	—		0.6
–Stage 3	—	—	—	—	—	—	0.4	—		0.4
Of which mortgages:	—	—	—	—	—	0.1	0.2	—		0.3
–Stage 2	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 3	—	—	—	—	—	—	0.1	—		0.1

30 June 2020%		%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers ⁽²⁾	—	—	—	—	1.1	2.1	4.6	—	0.5
–Stage 1	—	—	—	—	0.7	—	—	—	0.1
–Stage 2	—	—	—	—	2.2	4.2	4.7	—	3.3
–Stage 3	—	—	—	—	—	—	16.7	—	20.0
Of which mortgages:	—	—	—	—	—	1.3	1.8	—	0.2
–Stage 2	—	—	—	—	—	3.1	2.9	—	1.8
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
(1)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the Government Covid-19 support schemes for micro-SMEs. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

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Credit risk

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
31 December 2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers ⁽²⁾	11.4	30.6	75.4	52.1	18.8	10.9	6.2	2.8	(0.8)	207.4
–Stage 1	11.4	30.6	75.0	50.9	16.1	6.2	1.2	2.8	(0.1)	194.1
–Stage 2	—	—	0.4	1.2	2.7	4.7	2.7	—	(0.3)	11.4
–Stage 3	—	—	—	—	—	—	2.3	—	(0.4)	1.9
Of which mortgages:	9.8	25.0	71.9	42.9	7.7	4.2	3.9	—	(0.2)	165.2
–Stage 1	9.8	25.0	71.7	42.0	5.7	1.1	0.2	—	—	155.5
–Stage 2	—	—	0.2	0.9	2.0	3.1	2.0	—	(0.1)	8.1
–Stage 3	—	—	—	—	—	—	1.7	—	(0.1)	1.6

ECL
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers ⁽²⁾	—	—	—	—	0.1	0.2	0.5	—	0.8
–Stage 1	—	—	—	—	—	0.1	—	—	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3
–Stage 3	—	—	—	—	—	—	0.4	—	0.4
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 2	—	—	—	—	—	0.1	—	—	0.1
–Stage 3	—	—	—	—	—	—	0.1	—	0.1

31 December 2019%		%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers ⁽²⁾	—	—	—	—	0.5	1.8	8.1	—	0.4
–Stage 1	—	—	—	—	—	1.6	—	—	0.1
–Stage 2	—	—	—	—	3.7	2.1	3.7	—	2.6
–Stage 3	—	—	—	—	—	—	17.4	—	21.1
Of which mortgages:	—	—	—	—	—	2.4	2.6	—	0.1
–Stage 2	—	—	—	—	—	3.2	—	—	1.2
–Stage 3	—	—	—	—	—	—	5.9	—	6.3
(1)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

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2020 Half Yearly Financial Report| Risk review
Credit performance
Our H120 results include £267m of impairment charges arising from changes to economic scenarios and weights and the staging reclassification under IFRS 9 of certain loans following an in-depth sectoral review and the treatment of payment holidays, explained in more detail below.

	Customer Loans				Gross write- offs	Loan Loss Allowance
	Total	Stage 1	Stage 2	Stage 3
30 June 2020	£bn	£bn	£bn	£bn	£m	£m
Retail Banking:	184.9	169.9	13.0	2.0	101	762
–of which mortgages	167.4	154.2	11.4	1.8	7	286
–of which business banking	4.8	4.1	0.6	0.1	12	89
–of which consumer (auto) finance	8.0	7.5	0.4	0.1	13	106
–of which other unsecured lending	4.7	4.1	0.6	—	69	281
Corporate & Commercial Banking	16.6	10.8	5.3	0.5	22	335
Corporate & Investment Banking	4.0	3.7	0.3	—	—	62
Corporate Centre	3.8	3.8	—	—	—	22
	209.3	188.2	18.6	2.5	123	1,181
Undrawn Balances		36.9	0.9	0.1
Stage 1, Stage 2 and Stage 3[1] ratios %		89.88	8.93	1.23

31 December 2019	£bn	£bn	£bn	£bn	£m	£m
Retail Banking:	180.4	169.0	9.5	1.9	206	591
–of which mortgages	165.4	155.5	8.2	1.7	14	218
–of which business banking	1.8	1.5	0.2	0.1	24	52
–of which consumer (auto) finance	7.7	7.1	0.6	—	34	88
–of which other unsecured lending	5.5	4.9	0.5	0.1	134	233
Corporate & Commercial Banking	16.3	14.0	1.9	0.4	41	210
Corporate & Investment Banking	4.1	3.9	0.2	—	—	50
Corporate Centre	4.2	4.1	0.1	—	2	12
	205.0	191.0	11.7	2.3	249	863
Undrawn Balances		40.3	0.7	0.1
Stage 1, Stage 2 and Stage 3[1] ratios %		93.23	5.70	1.15

1.Stage3 ratio = (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets)
Corporate lending comprises the business banking portfolio in our Retail Banking segment, and our Corporate & Commercial Banking and Corporate & Investment Banking segments.
For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other business segments – credit risk review’ sections.
In Q120, given a lack of official data, our approach was to change the weighting of our five economic scenarios and introduce two additional economic sensitivities for Covid-19. We also added a management judgement overlay to the scenario weights and reviewed our corporate portfolios for any signs of deterioration. In Q220, recognising that the downside risk and negative impact on the UK economy had increased, we revised our five economic scenarios, from two upside, a base and two downside, to one upside, a base and three downside, reflecting the lower base rate outlook and the longer path to recovery for the UK, the net impact of which significantly weighted our ECL towards the downside. The overall impact was an increase in ECL of £151m, of which an additional £81m was booked in Q220.
In Q120, we moved £2.4bn of corporate Stage 1 loans into Stage 2 lifetime ECL based on initial review of the sectors most at risk due to Covid-19. In Q220, this increased to £3.2bn following contact with customers regarding possible concessions, review of the existing judgment perimeter and categorisation of sectors as Low, Medium or High Risk based on the Standard Industrial Classification (SIC) codes for H120 reporting. We also reviewed Stage 3 corporate and SME coverage. The overall impact was an increase in ECL of £78m, of which an additional £26m was booked in Q220.
In Mar20, we offered customers a three month mortgage payment holiday if their financial position was affected by Covid-19, subsequently extended by a further three months for customers in need. In Apr20, payment holidays were extended to all lending portfolios. As of Q120, over 95% of mortgage customers taking a payment holiday were up to date with repayments. The granting of a payment holiday on its own was not considered to be a Significant Increase in Credit Risk (SICR) event, nor was it considered a default under regulatory definitions. In Q220, based on a sample mortgage customer contact exercise, as well as additional Stage 1 customer data profiling, we transferred £1.6bn of mortgage assets from Stage 1 into Stage 2 lifetime ECL. The overall impact of the mortgage payment holiday review, together with a review of unsecured and consumer (auto) finance portfolios, was an increase in ECL of £38m, all booked in Q220.
26 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk
Credit quality
Total on-balance sheet exposures at 30 June 2020 comprised £209.3bn of customer loans, L&A to banks of £2.0bn, £28.8bn of sovereign assets measured at amortised cost, £10.3bn of assets measured at FVOCI, and £30.3bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
30 June 2020	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	169,805	13,044	2,013	184,862
–of which mortgages	154,176	11,399	1,782	167,357
Corporate & Commercial Banking	10,862	5,350	392	16,604
Corporate & Investment Banking	3,839	166	35	4,040
Corporate Centre	75,085	151	19	75,255
Total on-balance sheet	259,591	18,711	2,459	280,761
Off-balance sheet
Retail Banking(1)	23,237	274	43	23,554
–of which mortgages(1)	9,911	100	14	10,025
Corporate & Commercial Banking	4,806	481	48	5,335
Corporate & Investment Banking	8,765	128	21	8,914
Corporate Centre	836	—	—	836
Total off-balance sheet(2)	37,644	883	112	38,639
Total exposures	297,235	19,594	2,571	319,400

ECL
On-balance sheet
Retail Banking	94	375	253	722
–of which mortgages	12	163	109	284
Corporate & Commercial Banking	27	137	151	315
Corporate & Investment Banking	6	33	8	47
Corporate Centre	4	10	8	22
Total on-balance sheet	131	555	420	1,106
Off-balance sheet
Retail Banking	18	20	2	40
–of which mortgages	1	1	—	2
Corporate & Commercial Banking	5	6	8	19
Corporate & Investment Banking	4	6	6	16
Total off-balance sheet	27	32	16	75
Total ECL	158	587	436	1,181

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	2.9	12.6	0.4
–of which mortgages	—	1.4	6.1	0.2
Corporate & Commercial Banking	0.2	2.6	38.5	1.9
Corporate & Investment Banking	0.2	19.9	22.9	1.2
Corporate Centre	—	6.6	42.1	—
Total on-balance sheet	0.1	3.0	17.1	0.4
Off-balance sheet
Retail Banking	0.1	7.3	4.7	0.2
–of which mortgages	—	1.0	—	—
Corporate & Commercial Banking	0.1	1.2	16.7	0.4
Corporate & Investment Banking	—	4.7	28.6	0.2
Total off-balance sheet	0.1	3.6	14.3	0.2
Total coverage	0.1	3.0	17.0	0.4
(1)Off-balance sheet exposures include £4.3bn of retail mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 25 to the Condensed Consolidated Interim Financial Statements.
(3)ECL as a percentage of the related exposure.

Santander UK plc 27

2020 Half Yearly Financial Report| Risk review
Total on-balance sheet exposures at 31 December 2019 comprised £205bn of customer loans, L&A to banks of £1.9bn, £30.7bn of sovereign assets measured at amortised cost, £9.7bn of assets measured at FVOCI, and £21.2bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
31 December 2019	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	169,003	9,459	1,936	180,398
–of which mortgages	155,477	8,157	1,722	165,356
Corporate & Commercial Banking	14,068	1,894	335	16,297
Corporate & Investment Banking	3,916	198	—	4,114
Corporate Centre	67,608	126	17	67,751
Total on-balance sheet	254,595	11,677	2,288	268,560
Off-balance sheet
Retail Banking(1)	25,849	194	38	26,081
–of which mortgages (1)	13,353	67	12	13,432
Corporate & Commercial Banking	5,249	282	27	5,558
Corporate & Investment Banking	9,129	198	15	9,342
Corporate Centre	614	—	—	614
Total off-balance sheet(2)	40,841	674	80	41,595
Total exposures	295,436	12,351	2,368	310,155

ECL
On-balance sheet
Retail Banking	85	255	224	564
–of which mortgages	11	100	103	214
Corporate & Commercial Banking	34	35	126	195
Corporate & Investment Banking	2	12	—	14
Corporate Centre	3	3	6	12
Total on-balance sheet	124	305	356	785
Off-balance sheet
Retail Banking	13	13	1	27
–of which mortgages	3	1	—	4
Corporate & Commercial Banking	7	6	2	15
Corporate & Investment Banking	3	24	9	36
Total off-balance sheet	23	43	12	78
Total ECL	147	348	368	863

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	2.7	11.6	0.3
–of which mortgages	—	1.2	5.9	0.1
Corporate & Commercial Banking	0.2	1.8	37.6	1.2
Corporate & Investment Banking	0.1	6.1	—	0.3
Corporate Centre	—	2.4	37.5	—
Total on-balance sheet	—	2.6	15.6	0.3
Off-balance sheet
Retail Banking	0.1	6.7	2.6	0.1
–of which mortgages	—	1.5	—	—
Corporate & Commercial Banking	0.1	2.1	7.4	0.3
Corporate & Investment Banking	—	12.1	60.0	0.4
Total off-balance sheet	0.1	6.4	15.0	0.2
Total coverage	—	2.8	15.5	0.3
(1)Off-balance sheet exposures include £7.6bn of retail mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 25 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

28 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk
30 June 2020 compared to 31 December 2019
Key movements in exposures and ECL in the year by Stage were:
–The increase in Stage 1 exposures was largely due to take up of BBLS by Business Banking customers and participation in other Covid-19 related government schemes by corporate customers. Corporate Centre balances also went up due to an increase in cash balances for liquidity management, partly offset by a reduction in the mortgages pipeline. The marginal Stage 1 ECL increase was mainly driven by an increase in ECL from unsecured lending.
–Stage 2 exposures increased due to specific management actions taken in response to the Covid-19 pandemic, namely downgrading of future economic forecasts which increased the PDs across the business triggering more accounts to breach the SICR triggers to enter Stage 2, moving riskier balances of £1.6bn currently on payment holidays from Stage 1 to Stage 2 and moving £3.2bn assets of corporate clients most impacted by Covid-19 from Stage 1 to Stage 2. The increase in ECL balances reflected these actions.
–Stage 3 exposures marginally increased due to the increase in single name cases in the CCB and CIB segments and review of Business Banking Stage 3 coverage. The increase in Stage 3 ECL reflected the review of Stage 3 coverage in Business Banking and review of single name cases in CCB and CIB.

Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Other business segments			Total
30 June 2020	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	9,451	251	2.7	1,618	14	0.9	11,069	265	2.4
Forbearance	574	9	1.6	38	2	5.3	612	11	1.8
Other	996	41	4.1	903	92	10.2	1,899	133	7.0
30 DPD	648	51	7.9	425	12	2.8	1,073	63	5.9
Payment Holiday	1,649	43	2.6	—	—	—	1,649	43	2.6
High Risk Corporate	—	—	—	3,292	72	2.2	3,292	72	2.2
	13,318	395	3.0	6,276	192	3.1	19,594	587	3.0

31 December 2019
PD deterioration	6,844	194	2.8	1,998	25	1.3	8,842	219	2.5
Forbearance	516	4	0.8	45	1	2.2	561	5	0.9
Other	1,239	24	1.9	496	52	10.5	1,735	76	4.4
30 DPD	1,054	46	4.4	159	2	1.3	1,213	48	4.0
	9,653	268	2.8	2,698	80	3.0	12,351	348	2.8

Where balances satisfy more than one of the criteria above for determining a significant increase in credit risk, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	30 June 2020			31 December 2019
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	19,281	576	3.0	12,017	342	2.8
Stage 2 in cure period (for transfer to Stage 1)	313	11	3.5	334	6	1.8
	19,594	587	3.0	12,351	348	2.8

30 June 2020 compared to 31 December 2019
Stage 2 exposures increased due to specific management actions taken in response to the Covid-19 pandemic, namely downgrading future economic forecasts which increased the PDs across the business triggering more accounts to breach the SICR triggers to enter Stage 2, moving riskier balances of £1.6bn currently on payment holidays from Stage 1 to Stage 2 and moving £3.2bn assets of corporate clients most impacted by Covid-19 from Stage 1 to Stage 2. The increase in ECL balances reflected these actions.
We do not have any cure period criteria for exiting Stage 3. The accounts in a cure period at 30 June 2020 were at a similar level to the position at 31 December 2019.
Santander UK plc 29

2020 Half Yearly Financial Report| Risk review
Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2020	£m	£m	£m	£m	£m
Retail Banking(2)	184,862	722	184,140	23,554	40
–of which mortgages(3)	167,357	284	167,073	10,025	2
Corporate & Commercial Banking	16,604	315	16,289	5,335	19
Corporate & Investment Banking	4,040	47	3,993	8,914	16
Corporate Centre	75,255	22	75,233	836	—
Total exposures presented in Credit Quality tables	280,761	1,106	279,655	38,639	75
Other items(1)			2,726
Adjusted net carrying amount			282,381
Assets classified at FVTPL			5,469
Non-financial assets			7,858
Total assets per the Consolidated Balance Sheet			295,708

31 December 2019
Retail Banking(2)	180,398	564	179,834	26,081	27
–of which mortgages(3)	165,356	214	165,142	13,432	4
Corporate & Commercial Banking	16,297	195	16,102	5,558	15
Corporate & Investment Banking	4,114	14	4,100	9,342	36
Corporate Centre	67,751	12	67,739	614	—
Total exposures presented in Credit Quality tables	268,560	785	267,775	41,595	78
Other items(1)			2,986
Adjusted net carrying amount			270,761
Assets classified at FVTPL			3,702
Non-financial assets			7,239
Total assets per the Consolidated Balance Sheet			281,702
(1)These assets mainly relate to loans as part of a joint venture agreement and the accrued interest on them. They carry low credit risk and therefore have an immaterial ECL.
(2)Off-balance sheet exposures include credit cards in addition to mortgages.
(3)Off-balance sheet exposures include offers in the pipeline and undrawn balances from flexible mortgage products.

Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	295,438	147	12,351	348	2,367	368	310,156	863
Transfer from Stage 1 to Stage 2(3)	(9,922)	(37)	9,922	37	—	—	—	—
Transfer from Stage 2 to Stage 1(3)	2,161	80	(2,161)	(80)	—	—	—	—
Transfer to Stage 3(3)	(244)	(2)	(517)	(38)	761	40	—	—
Transfer from Stage 3(3)	5	0	246	17	(251)	(17)	—	—
Transfer of financial instruments	(8,000)	41	7,490	(64)	510	23	—	—
Net ECL remeasurement on stage transfer(4)	—	(75)	—	222	—	83	—	230
Change in economic scenarios(2)	—	9	—	129	—	10	—	148
New lending and assets purchased(5) (8)	31,045	21	693	26	63	17	31,801	64
Other(6)	7,237	32	568	(42)	105	78	7,910	68
Redemptions and repayments(7)	(28,485)	(17)	(1,508)	(32)	(283)	(20)	(30,276)	(69)
Assets written off (7)	—	—	0	—	(191)	(123)	(191)	(123)
At 30 June 2020	297,235	158	19,594	587	2,571	436	319,400	1,181
Net movement in the period	1,797	11	7,243	239	204	68	9,244	318

ECL charge/(release) to the Income Statement		11		239		191		441
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		—		—		(59)		(59)
Total ECL charge/(release) to the Income Statement		11		239		126		376
30 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk

At 1 January 2019	290,882	143	12,011	307	2,571	357	305,464	807
Transfer from Stage 1 to Stage 2(3)	(3,290)	(10)	3,290	10	—	—	—	—
Transfer from Stage 2 to Stage 1(3)	2,959	69	(2,959)	(69)	—	—	—	—
Transfer to Stage 3(3)	(224)	(3)	(504)	(26)	728	29	—	—
Transfer from Stage 3(3)	3	1	348	16	(351)	(17)	—	—
Transfer of financial instruments	(552)	57	175	(69)	377	12	—	—
Net remeasurement of ECL on stage transfer(4)	—	(61)	—	75	—	66	—	80
Change in economic scenarios(2)	—	2	—	(6)	—	(4)	—	(8)
New lending and assets purchased(5) (8)	28,809	18	544	11	3	1	29,356	30
Other(6)	9,957	6	814	(4)	11	57	10,782	59
Redemptions and repayments(7)	(33,910)	(18)	(965)	(14)	(279)	(18)	(35,154)	(50)
Assets written off (7)	—	—	—	—	(119)	(101)	(119)	(101)
At 30 June 2019	295,186	147	12,579	300	2,564	370	310,329	817
Net movement in the period	4,304	4	568	(7)	(7)	13	4,865	10

ECL charge/(release) to the Income Statement		4		(7)		114		111
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		(38)		(38)
Total credit impairment charge/(release)		4		(7)		72		69
1.Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
2.Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, changes to the scenarios themselves as well as changes in the probability weights from all other movements. This also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown within Transfers of financial instruments.
3.Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
4.Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
5.Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
6.Residual movements on facilities that did not change Stage in the period, and which were neither acquired nor purchased in the period. Includes the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
7.Exposures and ECL for facilities that existed at the start of the period, but not at the end.
8.Basis of preparation for this line item is changed to report new lending for corporate loans at the opening balance rather than the period-end closing balance and non-customer assets in Corporate Centre on a net basis rather than a gross basis.

Covid-19 Support measures in place at 30 June 2020
A summary of the Covid-19 financial support measures that were in place at 30 June 2020 is set out below:

	Number of customers	Value	% of relevant loan book
Payment holidays(1)
Mortgages	239,000	£37.1bn	22
- of which outstanding at 15 July	72,000	£11.8bn	7
Unsecured Personal Loans (UPLs)	28,000	£0.2bn	10
Credit cards	26,000	£0.1bn	4
Consumer (auto) finance	33,000	£0.5bn	6
Business and corporates	2,400	£2.2bn	9
Government lending schemes(2)
Bounce Back Loan Scheme (BBLS)(3)	107,000	£2.9bn	14
Coronavirus Business Interruption Loan Scheme (CBILS)	2,000	£0.2bn	1
Coronavirus Large Business Interruption Loan Scheme (CLBILS)	7	£0.1bn	1
1.Also known as payment deferrals. Applications granted to 30 June 2020.
2.Applications drawn to 30 June 2020.
3. 100% government guaranteed.

Santander UK plc 31

2020 Half Yearly Financial Report| Risk review
Corporate customer sector split(1)

	30 June 2020		31 December 2019
	Total	Of which government lending schemes	Total
	£bn	£bn	£bn
Social housing	6.3	—	6.4
Other real estate	5.8	0.2	5.5
Wholesale & retail trade	4.2	0.6	3.8
Accommodation & food	2.1	0.3	1.8
Construction	1.7	0.5	1.2
Human health & social work	1.4	0.1	1.4
Professional, scientific and technical	1.4	0.3	1.0
Manufacturing	1.3	0.2	1.2
Other segments	1.3	0.4	1.0
Administrative & support services	1.3	0.2	1.3
Information & communication	0.8	0.2	0.5
Transport & storage	0.6	0.1	0.5
Electricity & gas	0.5	—	0.5
Arts, entertainment & recreation	0.4	0.1	0.3
Total corporate loans	29.1	3.2	26.4
1.Total corporate loans includes £25.4bn of Corporate lending (CCB, CIB and Business Banking), £3.2bn of non-core social housing and £0.5bn of non-core loans in Corporate Centre.

The corporate loan book is well-diversified with limited sectoral concentration.
Social housing is lending and treasury services for UK housing association groups (mainly charitable entities) secured by tenanted UK residential property. We have not had a default, loss or repossession in this portfolio.

Other real estate lending increased £0.3bn, predominantly through the government lending schemes.
Sector split of loans moved from Stage 1 to Stage 2

30 June 2020
£bn
Hotels	1.1
Care homes	0.5
Real estate	0.4
Retail	0.3
Hospitality and leisure	0.3
Travel, transportation and others	0.4
High risk Stage 1 counterparties	0.2
Total	3.2

In H120 we moved £3.2bn of loans in sectors which have experienced an increase in credit risk from Stage 1 to Stage 2.
32 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk
RETAIL BANKING – CREDIT RISK REVIEW
RESIDENTIAL MORTGAGES
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK.

Borrower profile
In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business
	30 June 2020		31 December 2019		30 June 2020		30 June 2019
	£m	%	£m	%	£m	%	£m	%
Home movers	70,745	42	70,860	43	3,776	33	4,666	38
Remortgagers	53,173	32	52,480	32	4,277	37	3,940	32
First-time buyers	32,797	20	32,112	19	2,248	19	2,751	22
Buy-to-let	10,642	6	9,904	6	1,232	11	1,055	8
	167,357	100	165,356	100	11,533	100	12,412	100

As well as the new business in the table above, there were £17.4bn (H119: £15.0bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £0.6bn (H119: £0.7bn) of further advances and flexible mortgage drawdowns.
30 June 2020 compared to 31 December 2019
The borrower profile of stock remained broadly unchanged. The new business borrower profile whilst similar to 2019 showed an increase in the proportion of Remortgage customers, reflecting market conditions, pricing and product initiatives. In H120, we helped first-time buyers purchase their new home with £2.2bn of gross lending (H119: £2.8bn).

Interest rate profile
The interest rate profile of our mortgage asset stock was:

	30 June 2020		31 December 2019
	£m	%	£m	%
Fixed rate	131,776	79	128,798	78
Variable rate	22,235	13	22,116	13
Standard Variable Rate (SVR)	12,252	7	14,124	9
Follow on Rate (FoR)	1,094	1	318	—
	167,357	100	165,356	100

30 June 2020 compared to 31 December 2019
In H120, we continued to see customer refinancing from SVR products into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

Geographical distribution
The geographical distribution of our mortgage asset stock was:

	Stock		New business
	30 June 2020	31 December 2019	30 June 2020	31 December 2019
Region	£bn	£bn	£bn	£bn
London	42.2	41.4	3.0	7.5
Midlands and East Anglia	22.4	22.1	1.6	4.3
North	22.9	22.7	1.5	3.8
Northern Ireland	3.2	3.3	0.1	0.3
Scotland	6.7	6.8	0.3	1.2
South East excluding London	52.5	51.7	3.8	9.7
South West, Wales and other	17.5	17.4	1.2	3.0
	167.4	165.4	11.5	29.8

Average loan size for new business			£'000	£'000
South East including London			273	277
Rest of the UK			154	154
UK as a whole			208	207

30 June 2020 compared to 31 December 2019
The geographical distribution of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, representing average earnings of new business at inception, was 3.22 (2019: 3.27).
Santander UK plc 33

2020 Half Yearly Financial Report| Risk review
Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, as well as the LTV distribution for new business. We also show the collateral value and simple average LTV for our mortgage stock, Stage 3 stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2020					31 December 2019
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	72,711	36	806	10	2,232	70,714	24	743	11	5,113
>50-75%	68,453	90	630	28	4,878	67,311	65	626	24	11,876
>75-85%	17,565	43	143	16	2,135	17,436	31	136	13	6,130
>85-100%	7,760	42	101	17	2,263	9,011	34	110	17	6,650
>100%	868	75	102	38	25	884	64	107	38	45
	167,357	286	1,782	109	11,533	165,356	218	1,722	103	29,814
Collateral value of residential properties (1)	167,231		1,763		11,533	165,229		1,702		29,813

	%		%		%	%		%		%
Simple Average(2) LTV (indexed)	42		42		62	43		42		65
(1)Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation (where the collateral is higher than the loan). Includes collateral against loans in negative equity of £743m (2019: £757m).
(2)Total of all LTV% divided by the total of all accounts.
At 30 June 2020, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £126m (2019: £127m).
In H120, the simple average LTV of mortgage total new lending in London was 59% (2019: 61%).

Credit performance

	30 June 2020	31 December 2019
	£m	£m
Mortgage loans and advances to customers of which:	167,357	165,356
–Stage 1	154,176	155,477
–Stage 2	11,399	8,157
–Stage 3	1,782	1,722
Loss allowances(3)	286	218

	%	%
Stage 1 ratio(1)	92.12	94.03
Stage 2 ratio(1)	6.81	4.93
Stage 3 ratio(2)	1.07	1.05
1.Stage 1/Stage 2 exposures as a percentage of customer loans.
2.Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
3.The ECL allowance is for both on and off–balance sheet exposures.
Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the year. The footnotes to the Santander UK group level analysis on page 31 are also applicable to this table.
34 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
Mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	168,830	14	8,224	101	1,734	103	178,788	218
Transfers from Stage 1 to Stage 2 (3)	(4,826)	(2)	4,826	2	—	—	—	—
Transfers from Stage 2 to Stage 1 (3)	1,116	11	(1,116)	(11)	—	—	—	—
Transfers to Stage 3(3)	(102)	(1)	(381)	(9)	483	10	—	—
Transfers from Stage 3(3)	3	—	224	9	(227)	(9)	—	—
Transfers of financial instruments	(3,809)	8	3,553	(9)	256	1	—	—
Net ECL remeasurement on stage transfer (4)	—	(11)	—	56	—	6	—	51
Change in economic scenarios(2)	—	2	—	27	—	11	—	40
New lending and assets purchased (5)	12,129	2	52	2	—	—	12,181	4
Other(6)	(2,410)	—	107	(9)	12	3	(2,291)	(6)
Redemptions and repayments(7)	(10,652)	(2)	(437)	(4)	(179)	(8)	(11,268)	(14)
Assets written off (7)	—	—	—	—	(28)	(7)	(28)	(7)
At 30 June 2020	164,088	13	11,499	164	1,795	109	177,382	286
Net movement in the period	(4,742)	(1)	3,275	63	61	6	(1,406)	68

Charge/(release) to the Income Statement		(1)		63		13		75
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Income statement charge/(release) for the period		(1)		63		11		73

2019
At 1 January 2019	157,739	12	9,432	119	1,999	106	169,170	237
Transfers from Stage 1 to Stage 2 (3)	(1,932)	(1)	1,932	1	—	—	—	—
Transfers from Stage 2 to Stage 1 (3)	2,237	21	(2,237)	(21)	—	—	—	—
Transfers to Stage 3(3)	(111)	(1)	(382)	(8)	493	9	—	—
Transfers from Stage 3(3)	1	—	322	10	(323)	(10)	—	—
Transfers of financial instruments	195	19	(365)	(18)	170	(1)	—	—
Net ECL remeasurement on stage transfer (4)	—	(20)	—	14	—	4	—	(2)
Change in economic scenarios(2)	—	(5)	—	(8)	—	(4)	—	(17)
New lending and assets purchased (5)	12,733	3	417	4	—	—	13,150	7
Other (6)	2,030	4	384	(3)	(7)	6	2,407	7
Redemptions and repayments(7)	(11,440)	(1)	(539)	(4)	(215)	(7)	(12,194)	(12)
Assets written off (7)	—	—	—	—	(10)	(6)	(10)	(6)
At 30 June 2019	161,257	12	9,329	104	1,937	98	172,523	214
Net movement in the period	3,518	—	(103)	(15)	(62)	(8)	3,353	(23)

Charge/(release) to the Income Statement		—		(15)		(2)		(17)
Less: Discount unwind		—		(1)		(3)		(4)
Income statement charge/(release) for the period		—		(16)		(5)		(21)

Loan modifications
Forbearance and other loan modifications
At 30 June 2020, there were £1.6bn (2019: £1.4bn) of mortgages on the balance sheet that we had forborne. At 30 June 2020, there were £2.8bn (2019: £3.0bn) of other mortgages on the balance sheet that we had modified since January 2008.
Santander UK plc 35

2020 Half Yearly Financial Report| Risk review
RESIDENTIAL MORTGAGES – PORTFOLIOS OF PARTICULAR INTEREST
Credit performance

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio
30 June 2020	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	167,357	38,394	13,365	10,643	868	10,642	111,053
–Stage 1	154,176	32,289	11,866	9,160	488	10,077	105,870
–Stage 2	11,399	5,256	1,249	1,256	278	538	4,563
–Stage 3	1,782	849	250	227	102	27	620
Stage 3 ratio(4)	1.07%	2.23%	1.88%	2.26%	11.78%	0.26%	0.56%
PIPs	34	16	7	4	13	1	7
Simple average LTV (indexed)	42%	45%	45%	27%	117%	60%	43%

31 December 2019
Mortgage portfolio	165,356	38,062	13,247	11,273	884	9,904	109,234
–Stage 1	155,477	33,739	12,112	10,183	594	9,593	105,114
–Stage 2	8,157	3,502	888	873	183	285	3,526
–Stage 3	1,722	821	247	217	107	26	594
Stage 3 ratio(4)	1.05%	2.17%	1.87%	2.03%	12.11%	0.26%	0.54%
PIPs	32	14	9	2	13	1	8
Simple average LTV (indexed)	43%	45%	45%	28%	117%	60%	44%
1.Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
2.Mortgage balance includes both the interest-only part of £9,939m (2019: £9,823m) and the non-interest-only part of the loan.
3.Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
4.Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
30 June 2020 compared to 31 December 2019
–In H120, the proportion of interest-only loans together with part interest-only, part repayment and flexible loans reduced, reflecting our strategy to manage down the proportional exposure to these lending profiles.
–BTL mortgage balances increased £0.7bn to £10.6bn (2019: £9.9bn) driven by continued focus in growing this portfolio. In H120, the simple average LTV of mortgage total new BTL lending was 64% (2019: 64%).
36 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk
CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING
Credit performance

	Consumer (auto) finance	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
30 June 2020	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	7,988	2,089	2,255	391	4,735	12,723
–Stage 1	7,534	1,860	1,909	231	4,000	11,534
–Stage 2	398	206	299	136	641	1,039
–Stage 3	56	23	47	24	94	150
Loss allowances(2)	106	65	145	71	281	387
Stage 3 undrawn exposures	—				27	27
Stage 3 ratio(1)	0.70%				2.54%	1.39%
Gross write offs	13				69	82

31 December 2019
Loans and advances to customers of which:	7,684	2,135	2,788	590	5,513	13,197
–Stage 1	7,038	2,020	2,473	404	4,897	11,935
–Stage 2	604	95	267	160	522	1,126
–Stage 3	42	20	48	26	94	136
Loss allowances(2)	88	51	120	62	233	321
Stage 3 undrawn exposures	—				25	25
Stage 3 ratio(1)	0.55%				2.15%	1.21%
Gross write-offs	34				134	168
1.Total Stage 3 exposure as a percentage of loans and advances to customers plus undrawn Stage 3 exposures.
2.The ECL allowance is for both on and off–balance sheet exposures.

30 June 2020 compared to 31 December 2019
We maintained our prudent Consumer (auto) finance underwriting criteria through the year. In H120, the product mix was broadly unchanged, with a slight increase in wholesale finance facilities (stock finance). The retail car finance market saw challenges in H120 mainly due to a one month closure at dealerships due to Covid-19.
At 30 June 2020, Consumer (auto) finance balances represented 4% (2019: 4%) of total Retail Banking loans and 4% (2019: 4%) of total customer loans. At 30 June 2020, Consumer (auto) finance balances increased by £304m (4%). At 30 June 2020, Consumer (auto) finance gross lending (new business) was £1,240m (H119: £1,787m). Wholesale loans (Stock finance) to car dealerships at 30 June 2020 were approximately 20% of the Consumer loan book, an increase of £329m since 31 December 2019. At 30 June 2020, the average Consumer (auto) finance loan size was £15,185 (2019: £13,900).
The risk profile for Consumer (auto) finance and other unsecured lending remained stable in terms of our credit scoring acceptance policies, however there has been a deterioration in the credit quality as a result of Covid-19. It is too early to assess whether this will be a permanent decline in the risk profile. Forbearance levels increased in H120 as a result of Covid-19.
BUSINESS BANKING

Credit performance

	30 June 2020	31 December 2019
	£m	£m
Loans and advances to customers of which:	4,782	1,845
–Stage 1	4,094	1,590
–Stage 2	609	177
–Stage 3	79	78
Loss allowances(2)	89	52
Stage 3 undrawn exposures
Stage 3 ratio(1)	1.68%	4.28%
Gross write offs	12	24
(1)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
(2)The ECL allowance is for both on and off–balance sheet exposures.

30 June 2020 compared to 31 December 2019
Business banking balances increased significantly in H120 due to new loans advanced under Government lending schemes set up as a result of Covid-19.
Santander UK plc 37

2020 Half Yearly Financial Report| Risk review
OTHER BUSINESS SEGMENTS – CREDIT RISK REVIEW
Committed exposures
Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	1,136	3,861	966	2,309	7,340	5,197	1,030	50	21,889
Corporate & Investment Banking	575	3,996	3,888	4,118	1,422	65	125	—	14,189
Corporate Centre	47,386	6,724	276	147	22	94	134	273	55,056
Total	49,097	14,581	5,130	6,574	8,784	5,356	1,289	323	91,134
Of which:
Stage 1	49,097	14,581	5,130	6,379	6,718	1,935	243	256	84,339
Stage 2	—	—	—	195	2,066	3,421	529	67	6,278
Stage 3	—	—	—	—	—	—	517	—	517

31 December 2019
Corporate & Commercial Banking	1,231	3,675	816	2,340	8,122	4,713	1,044	32	21,973
Corporate & Investment Banking	664	3,178	5,122	4,569	842	75	115	—	14,565
Corporate Centre	34,787	6,518	529	184	28	98	140	303	42,587
Total	36,682	13,371	6,467	7,093	8,992	4,886	1,299	335	79,125
Of which:
Stage 1	36,682	13,371	6,441	6,901	8,263	3,586	465	320	76,029
Stage 2	—	—	26	192	729	1,300	439	15	2,701
Stage 3	—	—	—	—	—	—	395	—	395
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

Geographical distribution
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	30 June 2020					31 December 2019
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	21,840	48	—	1	21,889	21,888	84	—	1	21,973
Corporate & Investment Banking	11,679	1,873	225	412	14,189	11,269	2,763	171	362	14,565
Corporate Centre	46,173	2,904	1,107	4,872	55,056	34,673	2,695	1,013	4,206	42,587

30 June 2020 compared to 31 December 2019
In Corporate & Commercial Banking, we saw a 0.4% reduction in committed exposure, with Covid-19 related lending offset by the continued deleveraging of the CRE portfolio. Our CRE portfolio decreased by 5.0% as we continue to manage our exposure in line with proactive risk management policies.
In CIB, committed exposures decreased by 2.6% mainly due to reductions in our Large Corporate portfolio, largely driven by exposures being refinanced into Banco Santander London Branch as part of the agreed strategy. There has been limited demand for Covid-19 related funding as the majority of CIB customers have had access to equity markets and the Covid Corporate Financing Facility. The rating distribution flattened slightly in CIB following a number of Covid-19 related downgrades.
In Corporate Centre, committed exposures increased by 29.3% mainly driven by UK Sovereign and Supranational exposures which increased by 42.0% as part of the management of the liquid asset buffer driven by a change in customer funding, where deposit growth outstripped asset growth, as well as higher receipts of cash margin calls following the volatility during Covid-19. The portfolio profile remained short-term, reflecting the purpose of the holdings. Legacy Portfolios in run–off reduced by 17.0%. Social Housing exposures also reduced.
38 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Credit risk
Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 30 June 2020 and 31 December 2019.

	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total(1)	Loss allowances
30 June 2020	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	18,489	2,202	758	440	21,889	335
Corporate & Investment Banking	12,482	233	1,418	56	14,189	62
Corporate Centre	54,983	45	7	21	55,056	22
Total loss allowances						419

31 December 2019
Corporate & Commercial Banking	20,025	1,235	351	362	21,973	210
Corporate & Investment Banking	13,742	252	556	15	14,565	50
Corporate Centre	42,529	30	11	17	42,587	12
Total loss allowances						272
(1) Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section.
30 June 2020 compared to 31 December 2019
In Corporate & Commercial Banking, exposures subject to enhanced monitoring increased by 78%. Exposures subject to proactive monitoring more than doubled. This was mainly in the CRE sector where Covid-19 resulted in falling capital and rental yields along with rent collection challenges and exacerbated structural issues in sub-sectors such as Retail. LTVs in this portfolio are relatively low with almost three quarters of the total CRE portfolio having an LTV below 50%, following planned deleveraging of the portfolio.
In CIB, Large Corporate exposures subject to enhanced monitoring reduced slightly whilst exposures subject to proactive management increased significantly. The majority of downgrades were in sectors most impacted by Covid-19. Stage 3 exposure increased due to the reclassification of a single deal. Financial Institutions exposures subject to enhanced monitoring remained unchanged. Exposures subject to proactive management increased due to an increase in exposure for an existing case.
In Corporate Centre, exposures subject to proactive management reduced. Exposures subject to enhanced monitoring and Stage 3 exposures increased slightly due to increases in the Legacy Portfolio in Run Off, mostly commercial mortgages.
Across the non retail portfolios, loan loss allowances increased by £147m (54%), from changes to economic scenarios and weights, staging re-classifications following in-depth sectoral reviews, and the impact of Covid-19 on material individually assessed Stage 3 exposures.
PORTFOLIOS OF PARTICULAR INTEREST
Commercial Real Estate
In H120, our CRE portfolio decreased by 5% as we continue to manage our exposure in line with the agreed proactive risk management policies. Exposures subject to enhanced monitoring increased from 2% at 31 December 2019 to 12% at 30 June 2020 where Covid-19 resulted in falling capital and rental yields along with rent collection challenges and exacerbated structural issues in sub-sectors such as Retail. LTVs within this portfolio are relatively low with almost three quarters of the total CRE portfolio having an LTV lower than 50%.
Santander UK plc 39

2020 Half Yearly Financial Report| Risk review
Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H120, there were no significant changes in the way we manage market risk as described in the 2019 Annual Report.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Net Interest Margin (NIM) sensitivity to +50bps was £62m and to ‑50bps was £(77)m (2019: £99m and £56m)
Economic Value of Equity (EVE) sensitivity to +50bps was £355m and to ‑50bps was £(598)m (2019: £10m and £(88)m)

BANKING MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 30 June 2020 and 31 December 2019.

	30 June 2020		31 December 2019
	+50bps	-50bps	+50bps	-50bps
	£m	£m	£m	£m
NIM sensitivity	62	(77)	99	56
EVE sensitivity	355	(598)	10	(88)

30 June 2020 compared to 31 December 2019
The movement in Santander UK plc group NIM and EVE sensitivities in H120 was largely due to further margin compression risk as a result of lower levels of the yield curve and growth in administered rate liability volumes.
TRADING MARKET RISK REVIEW
30 June 2020 compared to 31 December 2019
In H120, there were no significant changes to our trading market risk exposures. We are only exposed to a small amount of trading market risk. This is from permitted products sold to permitted customers, offset by permitted market risk hedges.
40 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Liquidity risk
Liquidity risk

Overview
Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.
Liquidity risk management
In H120, there were no significant changes in the way we manage liquidity risk as described in the 2019 Annual Report.
Liquidity risk review
In this section, we analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR), our Liquidity Risk Appetite (LRA) and our wholesale funding. We also provide details on asset encumbrance.
Key metrics RFB DoLSub LCR of 147% (2019: 142%) Wholesale funding and AT1 with maturity <1 year £28.0bn (2019: £22.5bn) RFB DoLSub LCR eligible liquidity pool of £47.8bn (2019: £42.0bn)
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR and LRA at 30 June 2020 and 31 December 2019. The LRA data reflect the stress testing methodology in place at that time.

	LCR RFB DoLSub(1)		LRA RFB(2)
	30 June 2020	31 December 2019	30 June 2020	31 December 2019
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)	47.4	41.6	47.0	40.6
Net stress outflows	(32.3)	(29.3)	(34.4)	(31.7)
Surplus	15.1	12.3	12.6	8.9
Eligible liquidity pool as a percentage of anticipated net cash flows	147%	142%	137%	128%
1.The RFB LCR was 149%.
2.The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.

30 June 2020 compared to 31 December 2019
RFB DoLSub LCR at 147% reflects our prudent approach in an uncertain operating environment and is significantly above regulatory requirements.
Although the key aim of the UK Government financial support measures introduced in H120 was to limit damage to the wider economy from Covid-19, they had the side-effect of reducing any potential liquidity risks arising due to Covid-19. Although Covid-19 did not trigger a liquidity stress, its immediate negative impacts on liquidity, such as the drawing of committed credit and liquidity facilities, were largely offset by deposits from those same drawings as corporates reduced their spending. Similarly, the impact of the initial effective shutdown of the mortgage market and the payment holidays granted to customers was offset by better than expected retail deposit balances as customers reduced their spending.
Santander UK plc 41

2020 Half Yearly Financial Report| Risk review
FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	—	—	0.8	0.7	—	1.5	2.4	4.2	1.2	9.3
–privately placed	—	—	—	—	—	—	—	—	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	—	—	0.8	0.7	1.5	3.0
	—	—	0.8	0.7	—	1.5	3.2	4.9	2.8	12.4
Other Santander UK plc
Deposits by banks	0.1	0.2	0.2	—	—	0.5	—	—	—	0.5
Certificates of deposit and commercial paper	1.1	2.9	0.7	0.7	—	5.4	—	—	—	5.4
Senior unsecured – public benchmark	0.6	—	2.0	0.4	1.8	4.8	1.3	2.7	0.3	9.1
–privately placed	—	0.9	—	0.3	—	1.2	0.1	0.2	0.3	1.8
Covered bonds	—	—	1.0	—	3.7	4.7	2.5	7.1	4.7	19.0
Securitisation & structured issuance(2)	0.2	1.3	0.2	0.2	—	1.9	1.8	0.4	—	4.1
Term Funding Scheme	—	—	4.5	1.5	1.5	7.5	3.3	—	—	10.8
TFSME	—	—	—	—	—	—	—	2.2	—	2.2
Subordinated liabilities	—	—	—	—	—	—	—	0.6	1.3	1.9
	2.0	5.3	8.6	3.1	7.0	26.0	9.0	13.2	6.6	54.8
Other group entities
Securitisation & structured issuance(3)	0.1	—	0.1	0.2	0.1	0.5	0.5	0.4	—	1.4

Total at 30 June 2020	2.1	5.3	9.5	4.0	7.1	28.0	12.7	18.5	9.4	68.6
Of which: –Secured	0.3	1.3	5.8	1.9	5.3	14.6	8.1	10.1	4.7	37.5
–Unsecured	1.8	4.0	3.7	2.1	1.8	13.4	4.6	8.4	4.7	31.1

31 December 2019
Total at 31 December 2019	1.7	5.5	4.7	2.1	8.5	22.5	16.6	18.5	9.8	67.4
Of which:
–Secured	0.2	0.1	2.7	0.3	5.8	9.1	11.5	10.4	3.6	34.6
–Unsecured	1.5	5.4	2.0	1.8	2.7	13.4	5.1	8.1	6.2	32.8
(1)95% of Senior Unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
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Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Liquidity risk
Term issuance
In H120, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H120	Total H119
	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	—	—	0.6	—	0.6	—
Other Santander UK plc
Covered bonds	1.0	1.0	1.0	—	3.0	1.9
Senior unsecured – public benchmark	—	1.0	—	—	1.0	0.8
	1.0	2.0	1.0	—	4.0	2.7
Total gross issuances	1.0	2.0	1.6	—	4.6	2.7

30 June 2020 compared to 31 December 2019
Santander UK Group Holdings plc repurchased several securities to improve its future interest expense while maintaining a prudent approach to the management of Santander UK plc’s funding and liquidity base.

Encumbrance
Encumbrance of customer loans and advances
We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes.
We have raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages.
For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 11 and 21 to the Consolidated Financial Statements in the 2019 Annual Report.

30 June 2020 compared to 31 December 2019
Our level of encumbrance from external and internal issuance of mortgage securitisations and covered bonds increased slightly in H120 to £36.5bn (2019: £34.3bn), as planned. For more, see Note 11 to the Condensed Consolidated Interim Financial Statements.
Santander UK plc 43

2020 Half Yearly Financial Report| Risk review
Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations, including dividend and AT1 distributions.
Capital risk management
In H120, there were no significant changes in the way we manage capital risk as described in the 2019 Annual Report.
Capital risk review
In this section, we analyse our capital resources and key capital ratios including our RWAs.
Key metrics CET1 capital ratio of 14.7% (2019: 14.3% ) Total qualifying regulatory capital decreased to £15.5bn (2019: £15.8bn)
THE SCOPE OF OUR CAPITAL ADEQUACY
Regulatory supervision
For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from our ultimate parent Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments. Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes.
Our basis of consolidation for our capital disclosures is substantially the same as for our Consolidated Financial Statements. Following the implementation of ring-fencing, with effect from 1 January 2019. Santander UK plc is now the head of the ring-fenced bank sub-group and is subject to regulatory capital and leverage rules in relation to that sub-group.
CAPITAL RISK REVIEW

Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, and the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), and the Countercyclical Capital Buffer (CCyB) and the Systemic Risk Buffer (SRB).
The Bank of England's Financial Policy Committee (FPC) reduced UK CCyB to zero percent in March 2020 in response to the Covid-19 pandemic, and the FPC stated that it expected to maintain the UK CCyB at this rate for at least 12 months, so that any subsequent increase would not take effect until March 2022 at the earliest. The PRA announced in May 2020 that it would be converting Pillar 2A capital requirements to use nominal amounts, where currently RWA-based levels were used.
We review the resilience of our capital position via internal stress tests conducted as part of our ICAAP exercise, and we participate in the annual UK Banking Stress Test. In the last exercise in 2019, our projected CET1 ratio exceeded the hurdle rates after ‘strategic’ management actions and the Prudential Regulation Committee judged that the stress test did not reveal capital inadequacies in our balance sheet.
Headroom of our CET1 capital ratio to our current MDA trigger level at 30 June 2020
At 30 June 2020, the headroom of our CET1 capital ratio of 14.7% to our 7% AT1 permanent write down (PWD) securities trigger was 7.7% of total RWAs or £5.6bn (2019: 7.3% of total RWAs or £5.3bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 30 June 2020 was:

Current MDA
%
Pillar 1	4.5
Pillar 2A(1)	2.7
CCB	2.5
CCyB(2)	—
SRB	1.0
Current MDA trigger	10.7
Headroom to current MDA	4.0
Total CET1 capital ratio	14.7
1.Santander UK’s (i.e. the Ring-Fenced Bank’s) Pillar 2 CET1 requirement was 4.8% at 30 June 2020, Pillar 2A guidance is a point in time assessment.
(2) The current applicable UK CCyB rate is 0% (2019: 1%). Santander UK’s (i.e. the Ring-Fenced Bank’s) current geographical allocation of the CCyB is 0% (2019: 0.99%).
MREL recapitalisation
We have made major progress to meet MREL requirements. To date, we have down streamed £8.2bn of senior unsecured bonds from Santander UK Group Holdings plc as Internal MREL compliant, secondary non-preferential debt to Santander UK plc as the ring-fenced bank.
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Capital risk

Key capital ratios

	30 June 2020	31 December 2019
	%	%
CET1 capital ratio	14.7	14.3
AT1	2.7	2.7
Grandfathered Tier 1	0.4	0.7
Tier 2	3.6	4.0
Total capital ratio	21.4	21.7
The total subordination available to Santander UK plc bondholders was 21.4% (2019:21.7%) of RWAs.
Return on ordinary shareholders' equity divided by average total assets was 1.8% (year ended 31 December 2019: 5.2%).

Regulatory capital resources
This table shows our qualifying regulatory capital.

	30 June 2020	31 December 2019
	£m	£m
CET1 capital	10,591	10,419
AT1 capital	2,281	2,443
Tier 1 capital	12,872	12,862
Tier 2 capital	2,606	2,925
Total regulatory capital(1)	15,478	15,787
(1) Capital resources include a transitional IFRS 9 benefit at 30 June 2020 of £63m (2019: £16m).
30 June 2020 compared to 31 December 2019
CET1 capital increased to £10.6bn, with ongoing capital accretion through retained profits and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These improvements were partially offset by adverse market driven movements in the defined pension schemes.
Amendments to the Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, increased our CET1 capital ratio. The majority of the benefit came through the implementation of the RWA reduction factors for certain SME and infrastructure exposures. Our CET1 capital ratio increased 40bps to 14.7%.

Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2020 and 31 December 2019.

	30 June 2020	31 December 2019
	£bn	£bn
Total RWAs	72.2	72.6
Santander UK plc 45

2020 Half Yearly Financial Report| Risk review
Pension risk

Overview Pension risk management In H120, there were no significant changes in the way we manage pension risk as described in the 2019 Annual Report.	Key metrics Funding Deficit at Risk was £1,352m (2019: £1,520m) Funded defined benefit pension scheme accounting surplus was £163m (2019: £430m)

PENSION RISK REVIEW
30 June 2020 compared to 31 December 2019
Interest and inflation hedging increased in H120. There was also a reduction in risk in the asset portfolio with £1bn of growth assets being sold and the proceeds invested in the matching asset portfolio. The Scheme also purchased an annuity policy covering £300m of pension obligations.
Risk monitoring and measurement
Our main focus is to ensure the scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. In H120, overall asset returns were positive with strong performance from liability-matching assets (mainly bonds). The Funding Deficit at Risk decreased to £1,352m (2019: £1,520m), mainly due to increased interest rate and inflation hedging, and risk metrics now reflecting the 2019 triennial valuation. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis.
On the funding basis, the interest rate hedging ratio was 75% (2019: 64%) and the inflation hedging ratio was 74% (2019: 63%) at 30 June 2020.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. The negative impact on CET1 capital increased in H120. For more on the impact of our defined benefit schemes on capital see the ‘Capital risk’ section.
Accounting position
The accounting position was volatile in H120 reflecting volatility in bond yields, a decline in gilt yields and movement in asset values, particularly equities. There remains considerable market uncertainty and while the actions highlighted above mitigate some of the impact of market movements in yields, our position could change materially over a short period.
In H120, the accounting surplus of the Scheme and other funded schemes decreased. Some sections in the Scheme had a surplus of £521m at 30 June 2020 (2019:£669m) whilst other sections had a deficit of £358m (2019: £239m). The overall position was £163m surplus (2019: £430m surplus). There were also unfunded scheme liabilities of £44m at 30 June 2020 (2019: £41m). The deterioration in the overall position was mainly driven by a decrease in the discount rate in the period. This was due to falling corporate bond yields which increased the value of liabilities. However, this was partially offset by a rise in overall asset values.
For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 24 to the Condensed Consolidated Interim Financial Statements.
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Conduct and regulatory risk
Conduct and regulatory risk

Overview Conduct and regulatory risk management In H120, there were no significant changes in the way we manage conduct and regulatory risk as described in the 2019 Annual Report.	Key metrics PPI provision was £151m (2019: £189m) Other conduct provision was £20m (2019: £25m) Regulatory provisions principally comprised £74m (2019: £68m).
CONDUCT AND REGULATORY RISK REVIEW
30 June 2020 compared to 31 December 2019
In H120, to ensure we fully considered customer and conduct impacts across our business, we continued to maintain a strong focus on robust oversight and control of the full customer journey. We maintain Compliance teams across all our key business divisions and in key cross functional areas such as fraud, payment services and data protection. Conduct and regulatory risk frameworks are in place across all business divisions that operate alongside our wider Risk Framework to identify, assess, manage and report conduct and regulatory risk.
In H120, we continued to build on our progress in 2019 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular within the context of regulator and government driven Covid-19 initiatives. They have all been deployed at a fast pace, with systems and controls in place to enable and increase working from home capability, whilst continuing to provide critical services to our customers. As part of this, we:
–Assessed the views and new policy areas in the FCA’s 2020/21 Business Plan. Most of the measures and initiatives detailed are aimed at ensuring financial services firms give customers the support they need during and post the Covid-19 pandemic. This is a re-focus by the FCA on its key priorities against other work, driven by Covid-19. These are being considered and addressed within our controls, product processes and frameworks
–Continued to manage technological change and increased digitalisation in line with regulatory initiatives
–Delivered change to meet the evolving regulatory landscape, including changes brought about by Payment Systems Regulator (PSR), EU Cross Border Regulation, Open Banking and PSD2, and the FCA Consumer Protection Agenda, and
–Continued to prepare for the transition from LIBOR to risk-free rates at the end of 2021, including planning for customer communications and recognition of potential conduct risks.

Following the launch of the Contingent Reimbursement Model, a voluntary code of good practice for dealing with authorised push payment fraud, we agreed along with seven other banks to a funding loan for no-blame cases. We continue to engage with the industry and authorities, providing input and support in embedding the code.
Like all UK banks, we continue to see a demanding regulatory agenda focused on addressing customer detriment, price regulation and vulnerability. Conduct risks will rise in the near- and medium-term as banks deal with a large number of personal and business borrowers impacted by the Covid-19 pandemic. In addition, Brexit preparations will accelerate in the second half of 2020. When implementing regulatory change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We expect all our staff to take responsibility for managing risk through our I AM Risk programme.
Accounting position
The remaining provision for PPI redress and related costs was £151m (2019: £189m). There were no additional provision charges in H120. Cumulative complaints from the inception of the PPI complaints process to 30 June 2020, regardless of the likelihood of us incurring a liability, were 4.5m. This included c290,000 that were still being reviewed, which reflected the temporary scaling back of non-critical remediation activity in H120 as we focused on supporting our customers through the Covid-19 pandemic.
A provision for conduct remediation has also been recognised in respect of sales of other products. A number of uncertainties remain as to the eventual costs of conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them. The remaining provision for other conduct issues was £20m (2019: £25m), which primarily relates to the sale of interest rate derivatives.
Regulatory and other provisions included £58m (2019: £68m) that arose from a systems-related historical issue we identified, relating to compliance with certain requirements of the Consumer Credit Act. This provision is based on detailed reviews of relevant systems related to our customer credit business operations, supported by external legal and regulatory advice, and reflects our best estimate at 30 June 2020 of potential costs in respect of the identified issue. It also included a charge of £17m relating to breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges in our Retail Banking business.
For more on our provisions, see Note 23 to the Condensed Consolidated Interim Financial Statements.
For more on our contingent liabilities, see Note 25 to the Condensed Consolidated Interim Financial Statements.

Santander UK plc 47

2020 Half Yearly Financial Report| Risk review
Operational risk

Overview
Operational risk management
In H120, Covid-19 significantly impacted our Operational Risk profile. Despite this, there were no significant changes in the way we manage operational risk as described in the 2019 Annual Report, except that we extended our scope to incorporate and develop management of Operational Resilience, in response to the recent Regulatory Consultation Papers on Operational Resilience.
Key metrics Low operational risk losses (over £10,000, and excluding PPI)
OPERATIONAL RISK REVIEW
30 June 2020 compared to 31 December 2019
In H120 we did not experience material operational risk losses (excluding PPI), although our operational risk losses increased compared to H119 due to an additional provision made in H120 to cover customer refunds and associated costs. Our operational risk profile has been materially impacted by Covid-19, with changes to products and processes generated by the Government’s support schemes, which we implemented and embedded. We also successfully enabled a significant proportion of our staff to work from home with strong controls, and our focus is now on supporting our staff well-being, with enhanced communications and other initiatives, and in managing the increased people-related risk. We also placed a renewed emphasis on investing in and enhancing our business continuity and pandemic plans, to ensure operational stability by enabling wider remote working.
Whilst the Bank of England and the FCA have recognised the challenges presented by Covid-19 to the industry IBOR reform by adjusting some interim milestones, we have continued to make progress on this transition and remain on target to meet industry and regulatory deadlines. We are transforming key systems and processes to deal with the new risk-free rates. We expect some increase in operational risk early in the transition as we embed new systems and processes, particularly as differing responses across jurisdictions may need multi-stage transitions for products with cross-currency dimensions.
Process and change management risk
Following a substantial review of our portfolio of change in 2019, we set up a new transformation programme (‘Transforming for Success’) to transform us into a modern and efficient bank that serves our customers and colleagues with improved customer journeys and colleague experiences. Alongside the programme we have started to review our project governance framework, to make our project planning and prioritisation, cost discipline, and our ability to support projects, more robust. We are managing this in tandem with key regulatory change initiatives which remain our highest priority. Operational risk management has been engaged in designing the operating model and mobilising the transformation programme. A Project Risk Rating (PRR) allows us to identify risk focus areas at the early stages of initiatives and to prioritise risk management for higher risk initiatives. The subsequent Operational Risk Assessment (ORA) captures a more detailed assessment of risks, controls and mitigating actions, and the tracking of initiatives through execution to closure. Outside of the transformation programme, we continue to carry out ORAs on all other initiatives including regulatory projects and new product launches. We recognise the need to manage risks associated with change as a priority, and we continue to refine the way we manage operational risk to improve efficiency and streamline processes.
Third party risk
We continue to devote considerable effort and resource to strengthening our Third party risk management, and it remains a key factor when we engage with our key outsourcing partners (Third Party Service Providers). The demand for innovative solutions and digital services brings additional risks, new technologies, widening spans of control across the supply chain, and cyber threats. To manage these challenges, we continue to review our governance processes and introduce new systems solutions which provide data and focus on our supplier relationships and performance. This work continues to develop and strengthen in 2020, aligned with the requirements of the EBA Outsourcing Guidelines that became effective on 30 September 2019. In H120, we updated our Third Party Risk Management Framework and Risk Appetite Statements and supporting metrics to manage this increased risk. We also updated our Third-Party Risk Management system to improve the completeness and quality of data that we capture and use for the Operational Risk Indicators we report to senior management. This also supports central oversight of our supplier portfolio. We also enhanced our monitoring of our most critical suppliers to ensure we identify and manage the related risks during the Covid-19 pandemic.
Cyber risk
Information and cyber security remains a top risk and a priority. We experienced no notable data and cyber incidents in H120. Cyber threats continue to evolve as criminals seek new ways to monetise their efforts. In H120, we saw a large increase in ransomware attacks across all sectors and we expect this trend to continue. As a result, we continue to review and enhance our ransomware controls based on the latest intelligence. We actively work with peers in the Cyber Defence Alliance to share threat intelligence, expertise and experience to help identify common features of cyber-attacks and effective mitigation strategies.
Covid-19 related cyber activity has so far had limited impact on the finance sector. There has been a notable increase in Covid-19 phishing lures reaching our staff, however our technical controls and awareness training have provided strong mitigation. We also monitor a range of other common cyber threats including attacks on payment systems, ATM networks and third-party suppliers, where insider threat and network intrusion are the most common attack methods. We have taken mitigating action against these threats including deploying a cyber threat intelligence platform, increased intelligence through chairing the Geopolitical Financial Services working group and enhancing online service access construction to further enhance our resilience against Distributed Denial of Service attacks. Our cyber transformation programme continues to enhance our control environment and ensures we deliver secure products and solutions for our customers and the communities that we serve. We also continue investing to maintain the right skills and resources to manage information and cyber security risk effectively across all our lines of defence.
Data Management continues to increase in importance. We have invested and are making good progress with our ability to identify and manage key risks such as data quality. We have implemented a data governance model including a Senior Data Forum which reports to the Senior Management Committee, Board Audit Committee and Board Risk Committee. We are also enhancing our data management architecture to better support our Digital Transformation strategy.
The Bank of England, PRA and FCA published a consultation paper in December 2019 to help financial firms evolve their approach to operational resilience. The regulators have recognised the Covid-19 impacts across the industry and have extended the time to respond to the paper by six months until October 2020 to allow lessons learnt from the Covid-19 pandemic to be considered in the final regulations which are due to be published in H121. They expect firms to assume disruptive operational incidents will occur, and be able to show that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties. We are improving our operational resilience by enhancing our operational risk framework and implementing a Board-approved strategy. This will focus on defining our key business services, providing enriched data, and mapping our dependencies end-to-end. It will also set, approve and test the impact tolerances of our ability to provide those services to the limit. In addition to regulatory compliance, this will achieve business and operational benefits through a programme of work in H220 designed to embed operational resilience in our Digital Transformation programme as well as day-to-day activities.
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Other key risks
Other key risks

Overview Financial crime risk management In H120, there were no significant changes in the way we manage financial crime risk as described in the 2019 Annual Report.	Key metrics £68m investment in financial crime enhancements planned for 2020, of which £28m has been spent in H120.
FINANCIAL CRIME RISK REVIEW
30 June 2020 compared to 31 December 2019
The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. We continued embedding our anti-financial crime (AFC) strategy, policies, and training across the business in H120, endorsed by our senior management. Our Board continued to support investment in our AFC capabilities that delivered key elements of the strategy, from improvements to systems and controls to increased efficiency through automation, as well as promoting an AFC culture across the business. An investment of £68m was allocated for financial crime enhancements in 2020 as compared to £75m in 2019 to support transformation activities.
Throughout 2019, we gave strategic priority to promoting our AFC Strategy, Vision and Culture across the business. In 2020, we are building upon this by embedding the AFC culture across the business through a defined framework. We also continue to build external partnerships and educate our colleagues, to build our resilience and capabilities to combat financial crime.
Our financial crime control environment is evolving but we have placed significant focus on system and control enhancement and investment. The Financial Crime Transformation Programme (FCTP) continued to focus on delivery of strategic systems and controls improvements. We also assigned substantial investment to design and establish a 'Centre of Excellence' to manage end-to-end financial crime operations, developing a talented workforce with the right skill sets and cultural approaches. In H120, we also set up the Control Acceleration Programme (CAP) to provide near-term risk mitigation and demonstrable evidence of enhancements to key controls.
External legislative and regulatory requirements have evolved. We take a proactive approach to engagement with the FCA on financial crime matters. In H120, we enhanced our AML, Sanctions and Anti Bribery and Corruption (AB&C) policies and standards to ensure that all current external obligations are reflected appropriately, and we will continue to proactively monitor external developments and with particular regard to post-Brexit requirements. We are also intensifying our horizon scanning efforts, to anticipate any challenges and needs earlier and inform senior management through regular updates.
The external criminal threats that we face are also evolving. Criminals have changed their techniques, with new scams, fake companies posing as suppliers of PPE and cyber-enabled crimes identified. We pro-actively identified potential risks posed by criminal exploitation of Government funding schemes, such as BBLS and other Covid-19 related Government loans, and took mitigating actions. We are dedicated to building an intelligence-led approach to manage new risks, using active participation in external partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) and our involvement in the Economic Crime Action Plan led by the UK Government.
We also continued to work with law enforcement to Deter, Detect and Disrupt organised crime groups involved in human trafficking and other serious crimes. We are jointly leading a collaboration approach with the National Economic Crime Centre (NECC) to drive the disruption of County Lines offenders, the associated money laundering, and the safeguarding of its victims. In addition to the public-private approach, we have collaborated with internal stakeholders, identifying intelligence and transactional indicators of various crimes types including international child sexual exploitation. This intelligence and these indicators have been shared widely across our business to allow stakeholders to make informed risk-based decisions, assess controls and conduct detailed investigations where required.
Promoting colleague awareness of emerging financial crime risks is a key priority. We are setting up a new AFC Learning Academy to provide a business-wide training curriculum, skills frameworks and effectiveness assessment. This sits alongside our existing educational activities including webinars, communications and a Financial Crime Knowledge Hub giving colleagues easy access to up-to-date information on financial crime matters.

Santander UK plc 49

2020 Half Yearly Financial Report| Financial statements

Financial statements
	Contents

	Primary financial statements	52
	Consolidated Income Statement	52
	Consolidated Statement of Comprehensive Income	53
	Consolidated Balance Sheet	54
	Consolidated Cash Flow Statement	55
	Consolidated Statement of Changes in Equity	56
	Notes to the financial statements	57
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2020 Half Yearly Financial Report| Financial statements

Condensed Consolidated Income Statement (unaudited)
For the half year to 30 June 2020 and the half year to 30 June 2019

		Half year to	Half year to
		30 June 2020	30 June 2019
	Notes	£m	£m
Interest and similar income		2,633	2,970
Interest expense and similar charges		(1,079)	(1,302)
Net interest income		1,554	1,668
Fee and commission income		407	539
Fee and commission expense		(186)	(204)
Net fee and commission income		221	335
Net trading and other income	3	101	118
Total operating income		1,876	2,121
Operating expenses before credit impairment losses, provisions and charges	4	(1,245)	(1,257)
Credit impairment losses	5	(376)	(69)
Provisions for other liabilities and charges	5	(68)	(206)
Total operating credit impairment losses, provisions and charges		(444)	(275)
Profit before tax		187	589
Tax on profit	6	(48)	(170)
Profit after tax		139	419

Attributable to:
Equity holders of the parent		128	410
Non-controlling interests	27	11	9
Profit after tax		139	419

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the half year to 30 June 2020 and the half year to 30 June 2019

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Profit after tax	139	419
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
–Change in fair value	146	167
–Income statement transfers	(166)	(152)
–Taxation	5	(4)
	(15)	11
Cash flow hedges:
–Effective portion of changes in fair value	2,607	360
–Income statement transfers	(2,041)	(42)
–Taxation	(161)	(82)
	405	236
Currency translation on foreign operations	(1)	—
Net other comprehensive income that may be reclassified to profit or loss subsequently	389	247
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
–Change in fair value	(376)	(280)
–Taxation	97	70
	(279)	(210)
Own credit adjustment:
–Change in fair value	20	(58)
–Taxation	(5)	15
	15	(43)
Net other comprehensive expense that will not be reclassified to profit or loss subsequently	(264)	(253)
Total other comprehensive income/(expense) net of tax	125	(6)
Total comprehensive income	264	413

Attributable to:
Equity holders of the parent	254	405
Non-controlling interests	10	8
Total comprehensive income	264	413

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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2020 Half Yearly Financial Report| Financial statements
Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2020 and 31 December 2019

		30 June 2020	31 December 2019
	Notes	£m	£m
Assets
Cash and balances at central banks		30,276	21,180
Financial assets at fair value through profit or loss:
–Derivative financial instruments	8	5,245	3,316
–Other financial assets at fair value through profit or loss	9	224	386
Financial assets at amortised cost:
–Loans and advances to customers	10	211,007	207,287
–Loans and advances to banks		1,980	1,855
–Reverse repurchase agreements – non trading	12	23,901	23,636
–Other financial assets at amortised cost	13	4,879	7,056
Financial assets at fair value through other comprehensive income	14	10,338	9,747
Interests in other entities	15	127	117
Intangible assets	16	1,716	1,766
Property, plant and equipment		1,819	1,967
Current tax assets		249	200
Retirement benefit assets	24	521	669
Other assets		3,426	2,520
Total assets		295,708	281,702
Liabilities
Financial liabilities at fair value through profit or loss:
–Derivative financial instruments	8	1,419	1,448
–Other financial liabilities at fair value through profit or loss	17	1,620	1,713
Financial liabilities at amortised cost:
– Deposits by customers	18	190,018	181,883
–Deposits by banks	19	17,993	14,353
–Repurchase agreements – non trading	20	20,786	18,286
–Debt securities in issue	21	40,558	41,129
–Subordinated liabilities	22	3,257	3,528
Other liabilities		2,772	2,344
Provisions	23	481	572
Deferred tax liabilities		203	149
Retirement benefit obligations	24	402	280
Total liabilities		279,509	265,685
Equity
Share capital		3,105	3,105
Share premium		5,620	5,620
Other equity instruments	26	2,191	2,191
Retained earnings		4,329	4,546
Other reserves		784	395
Total shareholders’ equity		16,029	15,857
Non-controlling interests	27	170	160
Total equity		16,199	16,017
Total liabilities and equity		295,708	281,702

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
54 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information

Condensed Consolidated Cash Flow Statement (unaudited)
For the half year to 30 June 2020 and the half year to 30 June 2019

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Cash flows from operating activities
Profit after tax	139	419

Adjustments for:
Non-cash items included in profit	778	86
Change in operating assets	(4,172)	1,135
Change in operating liabilities	10,669	1,328
Corporation taxes paid	(110)	(166)
Effects of exchange rate differences	891	(334)
Net cash flows from operating activities	8,195	2,468
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(151)	(66)
Proceeds from sale of property, plant and equipment and intangible assets	92	32
Purchase of financial assets at amortised cost and financial assets at fair value through other comprehensive income	(2,626)	(4,141)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value through other comprehensive income	2,581	4,259
Net cash flows from investing activities	(104)	84
Cash flows from financing activities
Issue of debt securities and subordinated notes	4,097	2,770
Issuance costs of debt securities and subordinated notes	(10)	(9)
Repayment of debt securities and subordinated notes	(6,133)	(4,693)
Repurchase of preference shares and other equity instruments	—	(14)
Dividends paid on ordinary shares	—	(164)
Dividends paid on preference shares and other equity instruments	(82)	(80)
Net cash flows from financing activities	(2,128)	(2,190)
Change in cash and cash equivalents	5,963	362
Cash and cash equivalents at beginning of the period	27,817	26,029
Effects of exchange rate changes on cash and cash equivalents	94	3
Cash and cash equivalents at the end of the period	33,874	26,394

Cash and cash equivalents consist of:
Cash and balances at central banks	30,276	21,936
Less: regulatory minimum cash balances	(772)	(670)
	29,504	21,266
Net trading other cash equivalents	—	—
Net non-trading other cash equivalents	4,370	5,128
Cash and cash equivalents at the end of the period	33,874	26,394

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
Santander UK plc 55

2020 Half Yearly Financial Report| Financial statements
Condensed Consolidated Statement of Changes in Equity (unaudited)
For the half year to 30 June 2020 and the half year to 30 June 2019

				Other reserves					Non-controlling interests
	Share capital	Share premium	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
								Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	3,105	5,620	2,191	23	371	1	4,546	15,857	160	16,017
Profit after tax	—	—	—	—	—	—	128	128	11	139
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	—	(15)	—	—	—	(15)	—	(15)
– Cash flow hedges	—	—	—	—	405	—	—	405	—	405
– Pension remeasurement	—	—	—	—	—	—	(278)	(278)	(1)	(279)
– Own credit adjustment	—	—	—	—	—	—	15	15	—	15
– Currency translation on foreign operations	—	—	—	—	—	(1)	—	(1)	—	(1)
Total comprehensive income	—	—	—	(15)	405	(1)	(135)	254	10	264
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(82)	(82)	—	(82)
At 30 June 2020	3,105	5,620	2,191	8	776	—	4,329	16,029	170	16,199

At 1 January 2019	3,119	5,620	1,991	23	256	5	4,744	15,758	151	15,909
Profit after tax	—	—	—	—	—	—	410	410	9	419
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	—	11	—	—	—	11	—	11
– Cash flow hedges	—	—	—	—	236	—	—	236	—	236
– Pension remeasurement	—	—	—	—	—	—	(209)	(209)	(1)	(210)
– Own credit adjustment	—	—	—	—	—	—	(43)	(43)	—	(43)
Total comprehensive income	—	—	—	11	236	—	158	405	8	413
Repurchase of preference shares and other equity instruments	(14)	—	—	—	—	—	—	(14)	—	(14)
Dividends on ordinary shares	—	—	—	—	—	—	(164)	(164)	—	(164)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(80)	(80)	—	(80)
At 30 June 2019	3,105	5,620	1,991	34	492	5	4,658	15,905	159	16,064

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Notes to the financial statements

1. ACCOUNTING POLICIES
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (IASB) and adopted by the European Union, and the Disclosure Guidance and Transparency Rules sourcebook of the Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK plc (the Santander UK group) for the year ended 31 December 2019 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.
The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2019 Annual Report.
At 30 June 2020, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective or which have otherwise not been early adopted where permitted.

Going concern
In light of the current economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim Financial Statements. After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.
In making their going concern assessment in connection with preparing the Condensed Consolidated Interim Financial Statements, the Directors considered a wide range of information that included Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments. The Directors' assessment specifically considered the impacts of Covid-19, including for the following areas:
–Economic scenarios: These underpin our IFRS 9 ECL impairment allowances and are discussed in detail in the Credit risk section of the Risk review. The Directors reviewed the economic scenarios, revised as a result of Covid-19, to ensure that they captured the wide range of potential outcomes for the UK economy. These include a re-emergence of the virus and further lockdown measures being imposed, a slower recovery that is more akin to the ‘U’ shape of past recessions, and hysteresis effects caused by higher and longer unemployment rates.
–Liquidity: Although the key aim of the UK Government financial support measures introduced in H120 was to limit damage to the wider economy from Covid-19, they had the side-effect of reducing any potential liquidity risks arising due to Covid-19. Although Covid-19 did not trigger a liquidity stress, its immediate negative impacts on liquidity, such as the drawing of committed credit and liquidity facilities, were largely offset by deposits from those same drawings as corporates reduced their spending. Similarly, the impact of the initial effective shutdown of the mortgage market and the payment holidays granted to customers was offset by better than expected retail deposit balances as customers reduced their spending.
–Capital: Santander UK remains strongly capitalised and Covid-19 did not trigger a capital stress. As part of the Bank of England Interim Financial Stability Report (May 2020), the PRA developed a desktop stress scenario, which had less of an impact over the first two years of the scenario on the core banking system than their 2019 Stress Test, where our CET1 drawdown was the lowest across UK banks and we exceeded CET1 capital ratio and Tier 1 Leverage ratio hurdle rates across the projection horizon. In line with other UK banks, we also announced that we will not pay quarterly or interim dividends, or make share buybacks on ordinary shares until the end of 2020.
–Customers: Santander UK has supported many thousands of individuals and businesses affected by Covid-19 with a range of measures, including payment holidays on mortgages, personal loans and credit cards as well as taking an active part in UK Government loan schemes to help businesses. We are working with those customers who took a payment holiday to understand their individual situations and help them resume payments.
–Operations: All our operations continue to operate effectively with a significant majority of staff working from home and the majority of branches remaining open and returning to more normal hours. The current operating model could be sustained indefinitely with additional resilience being continuously implemented and is not affecting our ability to operate all our services, or raising concerns about our Business Continuity Planning, and
–Key suppliers: Suppliers are being closely monitored in line with our Third Party Risk Management Framework. No significant service issues have been reported across our cohort of critical suppliers, and no material issues have been reported across our broader (non-critical) supply chain. Isolated supplier impacts have been seen, but these are being managed.
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2020 Half Yearly Financial Report| Financial statements

CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES
The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions.
In the course of preparing the Condensed Consolidated Interim Financial Statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, provisions, contingent liabilities and pensions.
There have been no significant changes in the basis upon which judgements and accounting estimates have been determined compared to that applied in the 2019 Annual Report, except as described below. Management have considered the impact of Covid-19 on critical judgements and accounting estimates.
a) Credit impairment allowance
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make a number of judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.
The impact of Covid-19 has increased the uncertainty around ECL impairment calculations, and has required management to make additional judgements and accounting estimates that affect the reported amount of assets and liabilities at the reporting date and the reported amount of income and expenses during the reporting period. The key additional judgements arising from the impact of Covid-19 mainly reflect the increased uncertainty around forward-looking economic information and the need for additional post model adjustments.
Key areas of judgement in accounting estimates
The key judgements made by management in applying the ECL impairment methodology are set out below.
–Definition of default
–Forward-looking information
–Probability weights
–SICR
–Post model adjustments.
For more on each of these key judgements, including the impact of Covid-19 on them, see the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.

b) Pensions
The Santander UK group operates a number of defined benefit pension schemes as described in Note 28 of the Consolidated Financial Statements in the 2019 Annual Report.
Key areas of judgement in accounting estimates
In H120 management amended the general price inflation assumptions to reflect the expectation that the Retail Price Index would be brought in line with the Consumer Price Index from 2030. For more see the ‘Actuarial assumptions’ section in Note 24.
Sensitivity of defined benefit pension scheme estimates
Detailed disclosures on the actuarial assumption sensitivities of the schemes can be found in the ‘Actuarial assumption sensitivities’ section of Note 24.
58 Santander UK plc

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Notes to the financial statements
2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies.
There has been no change to the descriptions of these segments and segmental accounting as set out in Note 2 to the Consolidated Financial Statements in the 2019 Annual Report.
Results by segment

Half year to	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
30 June 2020	£m	£m	£m	£m	£m
Net interest income/(expense)	1,393	150	26	(15)	1,554
Non-interest income	235	40	28	19	322
Total operating income	1,628	190	54	4	1,876
Operating expenses before credit impairment losses, provisions and charges	(1,010)	(134)	(62)	(39)	(1,245)
Credit impairment losses	(247)	(106)	(12)	(11)	(376)
Provisions for other liabilities and (charges)/releases	(56)	3	(4)	(11)	(68)
Total operating credit impairment losses, provisions and charges	(303)	(103)	(16)	(22)	(444)
Profit/(loss) before tax	315	(47)	(24)	(57)	187

Revenue from external customers	2,004	237	55	(420)	1,876
Inter-segment revenue	(376)	(47)	(1)	424	—
Total operating income	1,628	190	54	4	1,876

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	253	13	5	—	271
–Insurance, protection and investments	31	—	—	—	31
–Credit cards	33	—	—	—	33
–Non-banking and other fees(2)	26	22	23	1	72
Total fee and commission income	343	35	28	1	407
Fee and commission expense	(169)	(9)	(4)	(4)	(186)
Net fee and commission income/(expense)	174	26	24	(3)	221

30 June 2020
Customer loans	184,862	16,604	4,040	3,748	209,254
Total assets(3)	193,692	16,604	4,949	80,463	295,708
Customer deposits	151,091	19,538	6,784	1,855	179,268
Total liabilities	152,171	19,563	7,230	100,545	279,509
1.The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2.Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
3.Includes customer loans, net of credit impairment loss allowances.
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2020 Half Yearly Financial Report| Financial statements

Half year to	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
30 June 2019	£m	£m	£m	£m	£m
Net interest income/(expense)	1,465	189	32	(18)	1,668
Non-interest income	353	38	47	15	453
Total operating income/(expense)	1,818	227	79	(3)	2,121
Operating expenses before credit impairment losses, provisions and charges	(1,011)	(138)	(83)	(25)	(1,257)
Credit impairment (losses)/releases	(63)	(9)	4	(1)	(69)
Provisions for other liabilities and charges	(95)	(1)	(11)	(99)	(206)
Total operating credit impairment losses, provisions and charges	(158)	(10)	(7)	(100)	(275)
Profit/(loss) before tax	649	79	(11)	(128)	589

Revenue from external customers	2,166	281	85	(411)	2,121
Inter-segment revenue	(348)	(54)	(6)	408	—
Total operating income/(expense)	1,818	227	79	(3)	2,121

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	345	15	14	—	374
–Insurance, protection and investments	37	—	—	—	37
–Credit cards	42	—	—	—	42
–Non-banking and other fees(2)	36	26	24	—	86
Total fee and commission income	460	41	38	—	539
Fee and commission expense	(184)	(12)	(7)	(1)	(204)
Net fee and commission income/(expense)	276	29	31	(1)	335

31 December 2019
Customer loans	180,398	16,297	4,114	4,199	205,008
Total assets(3)	187,556	16,297	4,727	73,122	281,702
Customer deposits	145,050	18,234	6,101	2,331	171,716
Total liabilities	145,917	18,260	6,500	95,008	265,685
1.The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2.Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
3.Includes customer loans, net of credit impairment loss allowances.
3. NET TRADING AND OTHER INCOME
In H120, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £17m. In H119, the Santander UK group did not repurchase any of its debt securities or subordinated liabilities.
Included in net trading and other income in H119 is additional consideration of £15m in connection with the 2017 Vocalink Holdings Limited shareholding sale.

4. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Staff costs	599	641
Other administration expenses	376	356
Depreciation, amortisation and impairment	270	260
	1,245	1,257

60 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Notes to the financial statements
5. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Credit impairment losses:
Loans and advances to customers	396	108
Recoveries of loans and advances, net of collection costs	(15)	(38)
Off-balance sheet exposures (See Note 23)	(5)	(1)
	376	69
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 23)	68	205
Provisions for residual value and voluntary termination	—	1
	68	206
	444	275

In H120 and H119 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.

6. TAXATION
The Santander UK group’s estimated effective tax rate for H120 based on forecast profit before tax was 25.7% (H119: 28.9%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Profit before tax	187	589
Tax calculated at a tax rate of 19% (H119: 19%)	36	112
Bank surcharge on profits	9	39
Non-deductible preference dividends paid	3	5
Non-deductible UK Bank Levy	6	13
Non-deductible conduct remediation, fines and penalties	—	11
Other non-deductible costs and non-taxable income	4	11
Effect of change in tax rate on deferred tax provision	7	—
Tax relief on dividends in respect of other equity instruments	(13)	(21)
Adjustment to prior year provisions	(4)	—
Tax charge	48	170

7. DIVIDENDS ON ORDINARY SHARES
No interim dividend was declared on the Company’s ordinary shares in issue (H119: £164m).

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2020 Half Yearly Financial Report| Financial statements

8. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2020			31 December 2019
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	20,738	624	375	14,149	134	200
Interest rate contracts	47,116	823	216	46,564	718	315
Equity and credit contracts	2,121	161	102	2,474	283	160
Total derivatives held for trading	69,975	1,608	693	63,187	1,135	675
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,758	148	11	1,482	166	2
Interest rate contracts	99,899	1,218	2,235	94,550	1,022	1,488
	101,657	1,366	2,246	96,032	1,188	1,490
Designated as cash flow hedges:
Exchange rate contracts	32,145	3,370	121	28,502	2,023	462
Interest rate contracts	21,500	567	25	17,451	184	35
Equity derivative contracts	—	—	—	—	—	—
	53,645	3,937	146	45,953	2,207	497
Total derivatives held for hedging	155,302	5,303	2,392	141,985	3,395	1,987
Derivative netting(1)		(1,666)	(1,666)		(1,214)	(1,214)
Total derivatives	225,277	5,245	1,419	205,172	3,316	1,448
(1) Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £465m (2019: £222m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £1,047m (2019: £629m).

LIBOR Reform
The table below shows the notional value of hedging instruments by benchmark interest rate impacted by LIBOR reform.

	30 June 2020				31 December 2019
	GBP LIBOR	USD LIBOR	Other	Total	GBP LIBOR	USD LIBOR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total notional value of hedging instruments:
–Cash flow hedges	19,948	5,836	—	25,784	23,396	8,001	—	31,397
–Fair value hedges	42,473	4,533	789	47,795	53,244	5,070	1,187	59,501
	62,421	10,369	789	73,579	76,640	13,071	1,187	90,898
Maturing after 31 December 2021:
–Cash flow hedges	11,007	2,828	—	13,835	11,773	2,644	—	14,417
–Fair value hedges	12,991	413	722	14,126	16,455	1,897	740	19,092
	23,998	3,241	722	27,961	28,228	4,541	740	33,509

9. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2020	31 December 2019
	£m	£m
Loans and advances to customers:
Loans to housing associations	13	12
Other loans	90	80
	103	92
Debt securities	121	294
	224	386

10. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2020	31 December 2019
	£m	£m
Loans and advances to customers	212,169	208,133
Credit impairment loss allowances on loans and advances to customers	(1,106)	(785)
RV and voluntary termination provisions on finance leases	(56)	(61)
Net loans and advances to customers	211,007	207,287
62 Santander UK plc

Strategic report	Financial review	Risk review	Financial statements	Shareholder information
Notes to the financial statements

For movements in expected credit losses, see the Credit risk section of the Risk review.

11. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection vehicles.

The gross assets securitised, or for the covered bond programme assigned, at 30 June 2020 and 31 December 2019 were:

	30 June 2020	31 December 2019
	£m	£m
Mortgage-backed master trust structures:
–Holmes	3,603	4,262
–Fosse	3,000	3,708
–Langton	3,142	3,076
	9,745	11,046
Other asset-backed securitisation structures:
–Motor	321	490
–Auto ABS UK Loans	1,490	1,532
	1,811	2,022
Total securitisation programmes	11,556	13,068
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	26,709	23,323
Total securitisation and covered bond programmes	38,265	36,391

The following table sets out the internal and external issuances and redemptions in H120 and H119 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H120	H119	H120	H119	H120	H119	H120	H119
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	—	—	0.1	—	0.5	0.8
Other asset-backed securitisation structures:
–Motor	—	—	—	—	0.1	0.1	0.1	0.2
–Auto ABS UK Loans	—	—	—	—	—	—	0.1	0.1
Covered bond programme	—	—	3.0	1.9	—	—	1.8	—
	—	—	3.0	1.9	0.2	0.1	2.5	1.1

12. REVERSE REPURCHASE AGREEMENTS – NON TRADING

	30 June 2020	31 December 2019
	£m	£m
Agreements with banks	2,238	2,161
Agreements with customers	21,663	21,475
	23,901	23,636

13. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2020	31 December 2019
	£m	£m
Asset backed securities	507	532
Debt securities	4,372	6,524
	4,879	7,056

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14. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2020	31 December 2019
	£m	£m
Debt securities	10,308	9,691
Loans and advances to customers	30	56
	10,338	9,747

15. INTERESTS IN OTHER ENTITIES
There have been no changes to the Santander UK group's interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 19 to the Consolidated Financial Statements in the 2019 Annual Report.

16. INTANGIBLE ASSETS
Goodwill

	Cost	Accumulated impairment	Net book value
	£m	£m	£m
At 31 December 2019, 1 January 2020 and 30 June 2020	1,269	(66)	1,203

Impairment of goodwill
In H120 and H119, no impairment of goodwill was recognised. Goodwill is tested for impairment annually, or more frequently when events or changes in circumstances dictate. Having considered the unprecedented uncertainty created by Covid-19 and its potential impact on the carrying value of goodwill, management performed an interim impairment test at 30 June 2020 for all cash-generating units (CGUs).
The assumptions included in the expected future cash flows for each CGU have been updated to take into consideration the impact of Covid-19 on the UK economic environment and financial outlook within which the CGU operates. The base case economic scenario used to support the cash flow projections includes key assumptions such as projected house price and GDP growth rates, the level and change in unemployment rates in the UK and the forecast Bank of England base rates. For more on Santander UK’s base case economic scenario, including information on our forecasting approach and the assumptions in place at 30 June 2020, see the Credit risk – Santander UK group level section of the Risk review.
The rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by Santander UK to investments in the business division in which the CGU operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate for each year applied thereafter, in line with the estimated long-term average UK GDP growth rate. In H120, the discount rate increased by 2.1 percentage points to 11.9% (2019: 9.8%), reflecting the impact of Covid-19 on the weighted average cost of capital.
The discounted future cashflows for each CGU remain higher than the carrying value of the goodwill, and management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment of goodwill to be recognised.

17. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2020	31 December 2019
	£m	£m
US$30bn Euro Medium Term Note Programme	172	159
Structured Notes Programmes	881	809
Eurobonds	142	137
Structured deposits	415	435
Collateral and associated financial guarantees	10	173
	1,620	1,713

18. DEPOSITS BY CUSTOMERS

	30 June 2020	31 December 2019
	£m	£m
Demand and time deposits(1)	179,285	171,736
Amounts due to other Santander UK Group Holdings plc subsidiaries	77	44
Amounts due to Santander UK Group Holdings plc(2)	9,429	8,869
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,227	1,234
	190,018	181,883
(1)Includes equity index-linked deposits of £1,127m (2019: £1,139m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,127m and £16m (2019: £1,139m and £18m) respectively.
(2)Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.
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19. DEPOSITS BY BANKS

	30 June 2020	31 December 2019
	£m	£m
Items in the course of transmission	255	337
Deposits held as collateral	3,852	2,169
Other deposits(1)	13,886	11,847
	17,993	14,353
(1)Includes drawdown from the TFS of £10.8bn (2019: £10.8bn) and drawdown from the TFSME of £2.2bn (2019:£nil).

20. REPURCHASE AGREEMENTS – NON TRADING

	30 June 2020	31 December 2019
	£m	£m
Agreements with banks	13,296	10,227
Agreements with customers	7,490	8,059
	20,786	18,286

21. DEBT SECURITIES IN ISSUE

	30 June 2020	31 December 2019
	£m	£m
Medium-term notes	15,106	15,480
Euro 35bn Global Covered Bond Programme	20,631	19,004
Certificates of deposit	1,795	2,806
Credit linked notes	55	60
Securitisation programmes	2,971	3,779
	40,558	41,129

22. SUBORDINATED LIABILITIES

30 June 2020	31 December 2019
£m	£m
3,257	3,528
In H120, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £17m. In H119, the Santander UK group did not repurchase any of its debt securities or subordinated liabilities.

23. PROVISIONS

	Conduct remediation
	PPI	Other products	Bank Levy	Property	Off balance sheet ECL	Regulatory and other	Total

	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	189	25	46	59	78	175	572
Additional provisions	—	—	—	1	—	82	83
Provisions released	—	(5)	—	(2)	(5)	(8)	(20)
Utilisation	(38)	—	(39)	(7)	—	(70)	(154)
At 30 June 2020	151	20	7	51	73	179	481

Conduct remediation
At 30 June 2020, the remaining provision for Payment Protection Insurance (PPI) redress and related costs was £151m (2019: £189m). There was no additional provision in H120.
Cumulative complaints from the inception of the PPI complaints process to 30 June 2020, regardless of the likelihood of Santander UK incurring a liability, were 4.5m. This included c 290,000 that were still being reviewed, which reflected the temporary scaling back of non-critical remediation activity as we focused on supporting our customers through the Covid-19 pandemic.
The provision for conduct remediation recognised represents management’s best estimate of Santander UK’s liability in respect of mis-selling of PPI policies.

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Regulatory and other
In H120 there was a charge of £17m relating to breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges in our Retail Banking business. It also included a charge for operational risk provisions of £37m, and smaller charges for legal and redundancy provisions.

24. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2020	31 December 2019
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	521	669
Funded defined benefit pension scheme - deficit	(358)	(239)
Unfunded pension and post retirement medical benefits	(44)	(41)
Total net assets	119	389

a) Defined contribution pension plans
An expense of £33m (H119: £34m) was recognised for defined contribution plans in the period and is included in staff costs classified within operating expenses (see Note 4).
b) Defined benefit pension schemes
The total amount charged to the income statement was £17m (H119: £10m).

The amounts recognised in other comprehensive income were as follows:

	Half year to	Half year to
	30 June 2020	30 June 2019
	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	(1,115)	(916)
Actuarial losses arising from changes in demographic assumptions	38	—
Actuarial gains arising from experience adjustments	(10)	(5)
Actuarial losses arising from changes in financial assumptions	1,463	1,201
Pension remeasurement	376	280

The net assets recognised in the balance sheet were determined as follows:

	30 June 2020	31 December 2019
	£m	£m
Present value of defined benefit obligations	(13,610)	(12,158)
Fair value of scheme assets	13,729	12,547
Net defined benefit assets	119	389

Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were:

	30 June 2020	31 December 2019
	%	%
To determine benefit obligations:
–Discount rate for scheme liabilities	1.4	2.1
–General price inflation	2.9	3.0
–General salary increase	1.0	1.0
–Expected rate of pension increase	2.8	2.9

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
–Males	27.3	27.3
–Females	29.8	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
–Males	28.9	28.9
–Females	31.3	31.3

In H120 management amended the general price inflation assumptions to reflect the expectation that the Retail Price Index would be brought in line with the
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Consumer Price Index from 2030. At 30 June 2020 this change increased the liabilities of the Scheme by £63m.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
		30 June 2020	31 December 2019
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	25 bps increase	(666)	(564)
General price inflation	25 bps increase	495	407
Mortality	Each additional year of longevity assumed	504	419

25. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2020	31 December 2019
	£m	£m
Guarantees given to third parties	1,026	1,198
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	16,585	18,248
– Later than one year	21,029	22,149
	38,640	41,595

Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.
Payment Protection Insurance
In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is ongoing and remains in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL) and involves two Santander UK plc subsidiaries, Santander Cards UK Limited and Santander Insurance Services Limited (the Santander Entities). During the relevant period, FICL and FACL were owned by Genworth Financial International Holdings, Inc. In July 2015 AXA S.A. (AXA) acquired FICL and FACL from Genworth. In July 2017, Santander UK plc notified AXA that the Santander Entities did not accept liability for losses on PPI policies relating to this period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with FICL and FACL pursuant to which it agreed to handle complaints on their behalf, and FICL and FACL agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis.
A related dispute between AXA and (1) Genworth Financial International Holdings, Inc. and (2) Genworth Financial, Inc. (Genworth) concerning, inter alia, the proper construction of an alleged obligation to make payment on demand of a sum equal to 90% of all applicable PPI mis-selling losses (the Construction Issue) in a sale and purchase agreement dated 17 September 2015 (SPA) was determined by the High Court (Court) in December 2019. The Santander Entities were joined as third parties in connection with an application for declaratory relief by Genworth. This application related to Genworth’s assertion that upon any payment to AXA under the SPA, Genworth would have rights of subrogation against the Santander Entities (the Subrogation Issue). The Court found against Genworth and in favour of AXA on the Construction Issue, and against Genworth and in favour of the Santander Entities in relation to the Subrogation Issue. Genworth subsequently failed in its application for permission on appeal.
On 20 July 2020 Genworth issued a press release stating that it had reached a settlement with AXA. Genworth has agreed to pay AXA £624m in aggregate for losses incurred by AXA or its subsidiaries relating to the subject of the dispute. This sum is broken down into: (i) £100m that has already been paid by Genworth as an interim payment; (ii) a £100m payment due to be paid on 23 July 2020; (iii) two payments deferred until 2022, totalling £317m and (iv) an estimated £107m for claimed mis-selling losses that are still being processed.
More generally, there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is not currently practicable to reliably predict the resolution of the matter including timing or the significance of the possible impact. The Regulatory and other provision in Note 23 includes our best estimate of Santander UK’s liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to Santander UK’s interests in connection with the dispute.
In addition, and in relation to PPI more generally, there are legal claims being made by Claims Management Companies challenging the FCA’s industry guidance on the treatment of Plevin /recurring non-disclosure assessments. No provision has been made as it is not possible to make a reliable estimate of the possible outflow of economic resource relating to this risk.
German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a feature of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
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Since commencement of the investigation we have cooperated with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. Any potential losses, claims or expenses suffered or incurred by Santander Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between Santander UK plc, Santander Financial Services plc and Banco Santander SA.

Consumer credit
The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to these requirements, including potential breaches, could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual information.
As described in Note 27 to the 2019 Annual Report, other provisions include an amount of £58m arising from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice. Reviews of systems, commercial agreements and the legal and regulatory position are ongoing, such that the potential for additional remedial action is still being determined. The Regulatory and other provision in Note 23 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.

Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor are currently under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest, which could be up to £150m. Whilst legal opinions have been obtained to support the Santander UK group’s position, the matter remains uncertain pending formal resolution with HMRC and any subsequent litigation. In 2020, as required under the terms of the leases these matters have moved to formal litigation and it is currently anticipated that hearings will be held at the First Tier Tax Tribunal in 2021.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. The convertible preferred stock is now held by Santander Equity Investments Limited (SEIL), outside the ring fenced bank. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). In June 2020 the Supreme Court issued a judgment finding that MIFs restricted competition.
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Whilst Santander UK's liability under this indemnity is capped at €39.85m, Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is difficult to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK has given warranties and indemnities to the purchasers.
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26. OTHER EQUITY INSTRUMENTS

	Interest rate		30 June 2020	31 December 2019
	%	Next call date	£m	£m
£300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
AT1 securities:
–£500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
–£750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	750	750
–£500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.18	September 2020	210	210
–£500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
			2,191	2,191

27. NON-CONTROLLING INTERESTS

	30 June 2020	31 December 2019
	£m	£m
PSA Finance UK Limited	170	160
	170	160

28. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds
As described in Note 14 to the Consolidated Financial Statements in the 2019 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 30 June 2020, there were £38,265m (2019: £36,391m) of gross assets in these secured programmes and £1,200m (2019: £166m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 30 June 2020, a total of £4,796m (2019: £4,728m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,581m at 30 June 2020 (2019: £1,581m), or for use as collateral for liquidity purposes in the future.

29. RELATED PARTY DISCLOSURES
The financial position and performance of the Santander UK group have not been materially affected in H120 by any related party transactions, or changes to related party transactions. These transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 28 to the Consolidated Financial Statements in the 2019 Annual Report.

30. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 to the Consolidated Financial Statements in the 2019 Annual Report describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised.

Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2019 Annual Report. Valuation, sensitivity methodologies and inputs at 30 June 2020 are consistent with those described in Note 38 to the Consolidated Financial Statements in the 2019 Annual Report.

b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2020 and 31 December 2019. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 38(e) to the Consolidated Financial Statements in the 2019 Annual Report.

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	30 June 2020		31 December 2019
		Carrying		Carrying
	Fair Value	value	Fair Value	value
	£m	£m	£m	£m
Assets
Loans and advances to customers	215,178	211,007	211,796	207,287
Loans and advances to banks	1,980	1,980	1,855	1,855
Reverse repurchase agreements - non trading	23,921	23,901	23,634	23,636
Other financial assets at amortised cost	5,064	4,879	7,110	7,056
	246,143	241,767	244,395	239,834
Liabilities
Deposits by customers	190,182	190,018	182,013	181,883
Deposits by banks	18,004	17,993	14,363	14,353
Repurchase agreements - non trading	20,773	20,786	18,292	18,286
Debt securities in issue	41,395	40,558	42,694	41,129
Subordinated liabilities	3,707	3,257	4,220	3,528
	274,061	272,612	261,582	259,179

c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2020 and 31 December 2019, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2020				31 December 2019
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	4,140	2	4,142	—	2,317	6	2,323	A
	Interest rate contracts	—	2,595	13	2,608	—	1,915	9	1,924	A & C
	Equity and credit contracts	—	112	49	161	—	223	60	283	B & D
	Netting	—	(1,666)	—	(1,666)	—	(1,214)	—	(1,214)
		—	5,181	64	5,245	—	3,241	75	3,316
Other financial assets at FVTPL	Loans and advances to customers	—	—	103	103	—	—	92	92	A
	Debt securities	—	—	121	121	—	—	294	294	A, B & D
		—	—	224	224	—	—	386	386
Financial assets at FVOCI	Debt securities	9,855	453	—	10,308	9,209	482	—	9,691	D
	Loans and advances to customers	—	—	30	30	—	—	56	56	D
		9,855	453	30	10,338	9,209	482	56	9,747
Total assets at fair value		9,855	5,634	318	15,807	9,209	3,723	517	13,449

Liabilities
Derivative financial instruments	Exchange rate contracts	—	507	—	507	—	660	4	664	A
	Interest rate contracts	—	2,474	2	2,476	—	1,836	2	1,838	A & C
	Equity and credit contracts	—	74	28	102	—	134	26	160	B & D
	Netting	—	(1,666)	—	(1,666)	—	(1,214)	—	(1,214)
		—	1,389	30	1,419	—	1,416	32	1,448
Other financial liabilities at FVTPL	Debt securities in issue	—	1,189	6	1,195	—	1,099	6	1,105	A
	Structured deposits	—	415	—	415	—	406	29	435	A
	Collateral and associated financial guarantees	—	—	10	10	—	147	26	173	D
		—	1,604	16	1,620	—	1,652	61	1,713
Total liabilities at fair value		—	2,993	46	3,039	—	3,068	93	3,161
Transfers between levels of the fair value hierarchy
In H120 there were no significant transfers of financial instruments between Levels 1 and 2 or between Levels 2 and 3 (H119: none).
d) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:
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	30 June 2020	31 December 2019
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(18)	(12)
- Uncertainty	25	17
- Credit risk adjustment	9	6
- Funding fair value adjustment	9	6
	25	17
Model-related	1	—
Day One profit	1	—
	27	17

Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section in Note 38(g) to the Consolidated Financial Statements in the 2019 Annual Report.

e) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 38(h) to the Consolidated Financial Statements in the 2019 Annual Report.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H120 and H119:

				Assets	Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	75	386	56	517	(32)	(61)	(93)
Total gains/(losses) recognised in profit or loss:
- Fair value movements	6	(2)	1	5	(1)	15	14
- Foreign exchange and other movements	—	(2)	—	(2)	—	2	2
Transfers out	—	—	—	—	—	28	28
Netting(1)	—	(37)	—	(37)	—	—	—
Additions	—	—	—	—	—	(1)	(1)
Sales	—	(11)	(19)	(30)	—	—	—
Settlements	(17)	(110)	(8)	(135)	3	1	4
At 30 June 2020	64	224	30	318	(30)	(16)	(46)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	6	(4)	1	3	(1)	17	16

At 1 January 2019	94	976	73	1,143	(66)	(49)	(115)
Total gains/(losses) recognised in profit or loss:
- Fair value movements	7	1	—	8	(3)	(5)	(8)
- Foreign exchange and other movements	—	3	—	3	—	(3)	(3)
Transfers in	—	11	—	11	—	—	—
Netting(1)	—	(254)	—	(254)	—	—	—
Additions	3	188	—	191	—	(2)	(2)
Settlements	(15)	(269)	(4)	(288)	31	2	33
At 30 June 2019	89	656	69	814	(38)	(57)	(95)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	7	4	—	11	(3)	(8)	(11)
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19 in the 2019 Annual Report.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
There has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 38(h) to the Consolidated Financial Statements in the 2019 Annual Report.
31. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2020 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.
Santander UK plc 71

2020 Half Yearly Financial Report| Shareholder information

Shareholder information
	Contents

	Forward looking statements	73
	Risk factors	74

72 Santander UK plc

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2019 Annual Report.
Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2019) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2019 Annual Report, as well as the magnitude and duration of the Covid-19 pandemic and its impact on the global economy, financial market conditions and our business, results of operations and financial conditions. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Santander UK plc 73

Risk Factors
An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks are set out in the ‘Shareholder information’ section of the 2019 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for 'Santander UK’s operations, financial condition and prospects may be materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets', which has been replaced as follows:
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by the general economic conditions in the UK.
In particular, Santander UK faces, among others, the following risks related to any future economic downturn:
Reduced demand for Santander UK’s products and services.
–Inability of Santander UK’s borrowers to comply fully or in a timely manner with their existing obligations.
–The process Santander UK uses to estimate losses inherent in its credit exposure requires complex judgements and assumptions, including forecasts of economic conditions, if such economic conditions develop more adversely than Santander UK’s estimates it may impair the ability of Santander UK’s borrowers to repay their loans.
–The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the process and the sufficiency of Santander UK’s loan loss allowances.
–Lower or negative interest rates, reducing Santander UK’s interest margins.
–The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
–The recovery of the international financial industry may be delayed and impact Santander UK’s operations, financial condition and prospects.
–Adverse macroeconomic developments have had and may continue to have a negative impact on the household income of Santander UK’s retail customers and the profitability of Santander UK’s business customers, which has adversely affected and may continue to adversely affect the recoverability of Santander UK’s loans and other extensions of credit and result in increased credit losses. In particular, the outbreak of Covid-19 and various efforts recommended or put in place for individuals and businesses to contain the spread of the disease in the UK and in other countries, as well as some of the UK government and central bank financial mitigation measures, has had a material adverse effect on Santander UK’s operations and income, as described below under 'The Covid-19 pandemic'.
–Accommodative monetary policies leading to extended period of low or lower interest rates, particularly the reduction of interest rates to near zero as a mitigating measure in response to the Covid-19 outbreak, weaker sterling and potentially higher inflation, which have had and any of which could continue to have an adverse effect on Santander UK’s profitability.
Adverse changes in the credit quality of Santander UK’s borrowers and counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for expected credit losses. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. For example, in the second quarter of 2020, Santander UK recognised a £267m provision relating to the Covid-19 pandemic as described further below under 'The Covid-19 pandemic'. Material increases in Santander UK’s provisions for loan losses and write-offs or charge-offs have had and could continue to have a material adverse effect on its operations, financial condition and prospects. Any significant related reduction in the demand for its products and services could also have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
The Covid-19 pandemic
The Covid-19 pandemic has caused, and continues to cause, social disruption and a material economic downturn in the UK and globally, the effects of which continue to unfold and may worsen. This has had a material adverse effect on Santander UK’s operations and income, and could continue to have a material adverse effect on its operations, income, financial condition and prospects depending on a number of factors which remain uncertain at this point (a second wave of infection, the development of a vaccine, further lockdowns and the speed and stability of the economic recovery, amongst others). To the extent the Covid-19 pandemic continues to adversely affect the global economy and/or Santander UK, it may also have the effect of increasing the likelihood and/or magnitude of other risks described in the 2019 Annual Report, or may pose other risks which are not presently known to Santander UK or not currently expected to be significant to Santander UK’s business, operations or financial performance. For further information on the impact of the Covid-19 pandemic on Santander UK’s operating environment, see “Operating environment and stakeholder update” and Note 1 to the Condensed Consolidated Interim Financial Statements.
The Covid-19 outbreak has caused global disruption, which has impacted Santander UK’s customers, suppliers, staff and operations. In March 2020, the UK, following other jurisdictions in which Santander UK’s customers operate, implemented severe restrictions on the movement of the population, with a resultant significant impact on economic activity, which are being gradually phased out. The restrictions, as well as their lifting and reinstatement, are being determined by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting or reinstatement of restrictions) may vary from jurisdiction to jurisdiction and, in the case of the UK, from region to region. It remains unclear how this will evolve through 2020 and beyond, and Santander UK continues to monitor the situation closely.
In response to the Covid-19 pandemic, Santander UK deployed working from home capabilities and adapted some of its key processes and working areas, such as branches and call centres, to the working requirements under lockdown. However, Santander UK faces operational challenges arising from this deployment, including those presented by the unavailability of personnel and the changes in normal operating procedures, which put pressure on internal controls. Santander UK has been, and may continue to be, adversely affected by disruptions to its infrastructure, business processes and technology services, including as a result of the temporary freeze on system changes unrelated to Covid-19, which was implemented in the second quarter of 2020 to minimise the impact of the additional pressures on Santander UK’s systems. Santander UK may also face increased operational risks due to cyber security threats and fraud as the speed and extent of deployment of government schemes put additional pressure on internal controls. For further information, see “Operating environment and stakeholder update” and “Risk review - Operational risk.” Working practices are under ongoing review to allow improved controls, better remote working and flexibility, to comply with social distancing measures on-site, and to be able to provide testing, cater for self-isolating needs and to allow a swift response to new lock down measures, all of which may lead to increased costs or further business disruption.
74 Santander UK plc

Like other jurisdictions, the UK government and central bank have launched measures to provide financial support to parts of the economy most impacted by the Covid-19 pandemic (see “Risk review—Credit risk—Credit risk – Santander UK group level—Covid-19 Support measures”). The success of these measures (for example, lower interest rates, extensive central bank lending, extension of effective dates for regulatory changes, business lending schemes, payment holidays and furlough measures) to reactivate the economy and support households and businesses is still uncertain and may not be able to prevent a prolonged and deep crisis or even a recessionary environment. A significant number of our customers have made use of these business lending schemes and payment holidays. For further details, see “Operating environment and stakeholder update” and “Risk review - Credit risk - Credit risk – Santander UK group level - Santander UK Group level – Credit risk review - Covid-19 Support measures in place at 30 June 2020”.
Several of these measures have had, and are expected to continue to have, a negative impact on our financial condition and results of operations. For example, our net interest income for the six months ended 30 June 2020 decreased by 7% compared to the equivalent period in 2019, largely due to an immediate repricing of assets following the cuts in the Bank of England’s base rate from 0.75% (to 0.25% and then to 0.1%, where it currently remains) in successive weeks in March 2020, in response to the Covid-19 pandemic. In addition, our non-interest income for the six months ended 30 June 2020 decreased by 29% compared to the equivalent period in 2019. This resulted from significantly lower banking and transaction fees in our retail business, which, although largely due to expected reductions following the implementation of regulatory changes to overdraft income, were caused partly by the Covid-19 pandemic. For further details on the impact of the Covid-19 pandemic on our financial condition and results of operations, see "Chief Executive Officer's review", "Financial overview", “Risk review - Risk overview - Top risks”, and "Financial review".
The impact of the Covid-19 pandemic on our retail and corporate customers’ income, profitability and prospects could significantly affect their ability to service and repay their loans. Our credit impairment charges have consequently increased as our new credit scenarios, and the weights applied to those scenarios, under IFRS 9 reflect a range of potential economic outcomes due to the Covid-19 pandemic. These scenarios include a possible second wave of infection and the negative effects on the macroeconomic environment of further lock down measures and other efforts recommended or put in place for individuals and businesses to contain the spread of the disease in the UK and other countries, which are expected to result in higher expected credit losses. For further details, see “Risk review - Credit risk - Credit risk – Santander UK group level - Multiple economic scenarios and probability weights.” In the second quarter of 2020, as a result of these updated scenarios, a staging reclassification under IFRS 9 of certain loans following an in-depth sectoral review and the treatment of payment holidays, Santander UK recognised a £267m provision relating to the Covid-19 pandemic. In the second quarter of 2020, it transferred £1.6bn of mortgage assets (based on a sample mortgage customer contact exercise, as well as additional Stage 1 customer data profiling) from Stage 1 to Stage 2 lifetime ECL. Santander UK has also moved £3.2bn corporate Stage 1 loans into Stage 2 lifetime ECL following contact with customers regarding possible concessions, review of the existing judgment perimeter and categorisation of sectors as “Low, Medium or High Risk” based on the Standard Industrial Classification (SIC) codes for H120 reporting. For further details, see “Risk review - Credit risk”.
The assumptions and economic forecasts used in these scenarios, and the weights applied to them, may need to be reviewed further if the Covid-19 pandemic worsens again and depending on the effects of further impacts on the global economy, international markets and in relation to specific business sectors, which may suffer worse losses than others or have a much slower recovery. The impact of the outbreak on the long-term prospects of businesses in these sectors is expected to be material and may lead to significant ECL charges on specific exposures, which may not be fully captured by ECL modelling techniques. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, due to the lack of historical reference points and data. In the case of Covid-19, there are no precedents to model and forecast the effects of the pandemic and the related containment measures and financial support schemes in the medium and long term.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
Santander UK plc 75

EXHIBIT INDEX

Exhibits

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 13 August 2020
By / s / Duke Dayal
Duke Dayal
Chief Financial Officer